11/18.

02060607

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Cedara Software Corp.

*CURRENT ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2147

FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 12/16/02


10 cm

CEDARA SOFTWARE CORP.

ANNUAL REPORT

2002

CEDARA
Software with Vision



Cover – Patient image produced using Cedara's Magnetic Resonance Imaging software for diagnosis. Neurosurgeon Paul Eldridge, Liverpool, England, performed surgery and successfully removed the tumour. Today, this patient is doing well.



Above – Volume rendering of a CT (computed tomography) angiography dataset. The images show the presence, location, and measurement of two abdominal aorta aneurisms. The physician uses the images to diagnose and to plan treatment.

Cedara Software Corp.

Cedara Software Corp. is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers (OEMs) and Value Added Resellers (VARs). The sophisticated imaging capabilities of Cedara's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment.

Cedara develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry.

Cedara generates revenue in three ways: by developing and licensing its software products to major healthcare equipment manufacturers and value added resellers; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers.

At a time when healthcare providers are actively seeking more integrated solutions, Cedara believes that it has many solutions to offer including the most complete portfolio of capabilities and products of any independent developer of medical visualization software.

CEDARA

The Company is listed on the Toronto Stock Exchange (CDE) and NASDAQ (CDSW).

Annual General Meeting

Cedara's annual general meeting will be held on November 26, 2002, at the Sheraton Centre Hotel in the Essex Room, 123 Queen Street West, Toronto, Ontario M5H 2M9

2:30 p.m. Registration and Refreshments
3:00 p.m. Meeting commences

Message to Shareholders

It is our pleasure to submit this annual report to our Shareholders.

The past fiscal year (FY2002) was a difficult one for Cedara Software Corp. Following the serious problems of the previous year, culminating in the winding down of our Surgical Navigation Specialists Inc. (SNS) subsidiary, everyone in the Company worked diligently to start implementing the substantial and long-term changes necessary to ensure the Company realizes maximum return from its key assets.

As in all information-based companies, Cedara's three most important assets are its people, technology, and business relationships. These assets are currently focused on one of the most important segments of our society – the healthcare industry. We know advances in medicine are taking place at breakneck speed and more will be spent on healthcare than ever before, especially as our population ages. Simply put, the software we develop is used in medical devices in order to save and enhance lives.

Cedara's expertise in the healthcare industry affords us a unique vantage point from which to assess new and exciting opportunities. Our challenge will be to increase our agility to take full advantage of emerging trends.

We need to use our unique credentials, customer relationships, knowledge, and innovativeness to expand into new software opportunities. We need to create new research and development partnerships with existing customers, as well as with research institutions.

The opportunities are great. We need to re-orient Cedara's team to take full advantage of past accomplishments and emerging developments. This will not be an overnight process. Indeed, we need to ensure that all our stakeholders understand that this will be an ongoing journey.

FY2002 certainly reversed the negative trajectory of FY2001. Net loss from continuing operations was reduced to $3.6 million from $26.4 million. Net income for the Company overall rose to $1.5 million. Earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations rose to $3.7 million from a loss of $14.3 million. Direct and operating expenses in FY2002 were $21.5 million lower than in FY2001. Gross margin improved to 75 percent in FY2002 from 59 percent in FY2001.

Outstanding notes payable of $15.4 million at the end of FY2001 were reduced to zero at the end of FY2002, strengthening the balance sheet. At year-end, Cedara's working capital position improved by $30.1 million, eliminating the deficiency of the prior year.

The improvement in gross margin resulted from its restoration from an anomalously low level in FY2001 to its normal historical level of above 70 percent. The reduction in expenses in continuing operations included a cutback in staff to a complement of 259 at August 30, 2002, from a high of 345 in FY2001. A further reduction of 82 people resulted from the wind-down of the discontinued Surgical Navigation business. Expense reductions were made in all parts of the continuing operation. However, the largest cuts occurred in general and administrative categories and in management positions; engineering was the least affected.

We will do our best to continue the steps taken in FY2002 to strengthen the balance sheet, increase productivity in operations, and streamline costs to improve operating results.

At the current time, it is particularly difficult to forecast Cedara's sales with precision. First, the nature of the sales cycle and the size of major contracts make the Company quite vulnerable to timing and other changes in sales contract negotiations. Our current sales efforts involve large, long-term contracts with long sales cycles. Consequently, lost or delayed sales can significantly impact upon quarterly and annual revenues and earnings. Second, slow economic conditions have resulted in a cyclical build-up of software inventory in the customer pipeline, as their sales of end user equipment to hospitals and clinics around the world have slowed. Unfortunately, this means these customers have higher than normal inventory levels to work out of their systems before a more normal flow of orders resumes. On the services side of our business, a number of large custom engineering projects have been completed, and the rate of signing new contracts has slowed.

Consequently, FY2003 revenues are likely to be negatively affected. We will take all steps to maximize existing revenue opportunities, curtail expenses and, most importantly, identify new projects that will help build a future of sustainable, more predictable revenue. The good news is we have the building blocks needed to undertake this, although it will take some time to see the results.

In September 2002, Dr. Michael Greenberg resigned as Chairman and Chief Executive Officer and as a Director, after sixteen years with the Company. On behalf of the Company we thank him for his valued contribution.

Since last year's annual report, Ram Ramkumar and John Millerick joined the board and are enthusiastic about contributing to the growth and success of the Company. Also, Paul Echenberg, Tom Miller, and Bill Breukelman departed from the board. The board and management thank them for their guidance, service, and commitment.

As the newly appointed Chairman, and Chief Executive Officer, respectively, we commit ourselves to ensure that the Company achieves a greater return on its key assets. Although much has been accomplished, everyone in Cedara knows that much more remains to be done. We thank the customers, shareholders, and employees of Cedara who have seen the Company through a very difficult period. Working together we are confident that Cedara has a bright future.


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Peter J. Cooper
Chairman

Abe Schwartz
Chief Executive Officer

Financial Highlights selected financial data

Summary of Operations

(in $ millions, except per share data)	Year ended June 30 2002	2001	2000
Revenue	**$ 45.5**	$ 46.7	$ 44.1
Gross margin as a % of revenue	**75%**	59%	70%
Earnings (loss) before interest, taxes, depreciation and amortization (EBITDA) from continuing operations	**3.7**	(14.3)	5.9
Income (loss) from continuing operations	**(3.6)**	(26.4)	3.3
Income (loss) from discontinued operations	**5.0**	(41.4)	(10.0)
Net income (loss)	**$ 1.5**	$ (67.8)	$ (6.7)
Earnings (loss) per share from continuing operations	**$ (0.17)**	$ (1.60)	$ 0.23
Earnings (loss) per share	**$ 0.07**	$ (4.10)	$ (0.47)

Summary of Cash Flows

($ millions)	2002	2001	2000
Cash provided by continuing operations	**$ 5.5**	$ 2.1	$ 12.3
Cash provided by (used in) discontinued operations	**$ 0.6**	$ (12.5)	$ (15.9)

Financial Position

($ millions)	2002	2001	2000
Short-term investments and marketable securities	**$ –**	$ 3.0	$ 8.0
Bank indebtedness	**(4.9)**	(11.1)	(0.6)
Current notes payable	**–**	(15.4)	(5.1)
Working capital (deficiency)	**0.6**	(29.4)	33.3
Total assets	**28.5**	42.6	78.4
Long-term debt	**3.2**	–	4.7
Shareholders' equity (deficiency)	**$ 11.5**	$ (9.0)	$ 56.2

Financial Highlights

The major focus of the Company during FY2002 was to dispose of Surgical Navigation Specialists Inc. (SNS), strengthen the balance sheet, improve liquidity, and improve operating performance.

- On a lower (3 percent) revenue base of $45.5 million, gross margin increased by $6.4 million, or 23 percent, to 75 percent of revenue, compared to 59 percent of revenue last year.
- Operating expenses for fiscal year 2002 were $36.1 million, compared to $49.9 million in the previous fiscal year.
- The Company recorded EBITDA from continuing operations of $3.7 million for the year ended June 30, 2002, compared to a loss of $14.3 million in the same period last year.
- The net loss from continuing operations for the year ended June 30, 2002, was $3.6 million or $0.17 per share, compared to a net loss last year of $26.4 million or $1.60 per share.
- Working capital at June 30, 2002, was $0.6 million, compared to a working capital deficiency of $29.4 million last year and includes a reduction of current notes payable of $15.4 million.
- Total assets at June 30, 2002, declined to $28.5 million, compared to $42.6 million reported last year.
- Shareholders' equity at June 30, 2002, stood at $11.5 million, compared to shareholders' deficiency last year of $9.0 million.

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Report on Operations

Creating value by focusing on productivity and leveraging intellectual property

The major focus for Cedara in FY2002 has been to improve bottom line performance through productivity and margins, and to leverage the Company's intellectual property to introduce new products for long-term, top-line growth.

- Revenue per employee at June 30, 2002, was $170 thousand, compared to $142 thousand over the previous fiscal year. The ratio of engineers to the total staff complement has increased from 55 percent in January 2001 to 63 percent in June 2002.
- In August 2001, Cedara was independently assessed at CMM Level 2 (Capability Maturity Model). This indicates that the Company has the processes in place to repeat successful practices, to manage and control software development risks, and to have sustained reduction in time-to-market, project costs, defects, and rework, as well as better predictability for delivery of software products.
- A greater focus on selling applications product with higher license revenues contributed to license revenues being 61 percent of total revenue in FY2002, compared to 47 percent in FY2001.
- Leveraging Cedara's existing intellectual property, four new products were introduced. The new products are directed towards fast growing market segments, which include digital radiography and PACS (Picture Archive and Communications Systems). Of the new customers, 42 percent were gained as a result of the new products launched this year.
- Twenty-six new customers were signed in FY2002, compared to nine new customers in FY2001.

Imaging in Healthcare

10 cm

Creating value by focusing on core expertise and growth markets

Medical imaging is a vital aspect of providing quality in healthcare. Images are recorded for over 65 million patients* in the United States each year using one or more of ten imaging modalities, such as MRI (Magnetic Resonance Imaging), CT (Computed Tomography), Ultrasound, or X-ray. Physicians increasingly rely on clinical images produced by these medical imaging devices to diagnose, treat, and track patients.

Cedara writes the software that is used in many of these medical devices. Hospitals and clinics that use medical devices embedded with Cedara's software achieve dramatically improved productivity and workflow.

Medical imaging workflow begins when a referring physician orders a diagnostic scan for a patient using one or more imaging modalities. A technologist at the imaging center or hospital captures the patient's image. Radiologists later read the images in reading rooms, or in their private offices, to confirm the diagnosis, sending the relevant images and report to the referring physician. The images may be transferred to a specialist for further evaluation or therapy planning, or for pre- and post-treatment comparisons, using a console workstation with 3D or 4D imaging. Images may also be transferred over the Internet for remote consultation.

*Report from Centers for Disease Control, issued November 1, 2001, entitled *Advance Data from Vital and Health Statistics.*

Creating value by focusing on image acquisition workflow and image management workflow

Market Drivers

Two major trends in the healthcare marketplace favour business growth:

Demographics

Rising populations, increased life expectancies, and better living conditions are driving demand for healthcare imaging worldwide, especially in the developing nations. This, together with a shortage of healthcare professionals, is creating demand for productivity improvements based on digitization and automation.

Technology capability for new medical procedures

Advances in digital detector technologies, combination modalities, and software capabilities are helping in the development of new imaging-based medical procedures for more accurate and productive diagnosis and treatment. Similarly, advances in information technology infrastructure within healthcare are creating demand for enterprise-wide image viewing, distribution, and management software.

Market Focus

Cedara has chosen to address clinical workflow requirements by focusing its current software products in two markets:

Medical Imaging Systems

Cedara's strategy is to develop image acquisition and diagnostic software for all major imaging modalities. Cedara also concentrates its imaging expertise in therapeutics in the orthopaedics and oncology markets. Therapeutic images are acquired either prior to, or during, a procedure using one of the medical imaging systems.

Acquisition/Diagnostic Systems for:

- MRI (Magnetic Resonance Imaging)
- CT (Computed Tomography)
- Ultrasound
- X-ray CR (Computed Radiography)
- X-ray DR (Digital Radiography)
- Nuclear Medicine
- PET (Positron Emission Tomography)
- PET/CT

Therapeutics Software for:

- Orthopaedics (Implants)
- Oncology
- Interventional Radiology

Medical Information Systems

Cedara's solutions, scaleable to both small and large clinical and hospital environments, focus on image display, reporting, distribution, image management, and integration.

- PACS (Picture Archive and Communications Systems)
- HIS/RIS Integration (Hospital Information System/Radiology Information System)

Healthcare Imaging Market Potential

Cedara's target markets are large. The total medical imaging acquisition market is approximately US $20 billion, growing at a 10 to 15 percent cumulative average rate. The market for imaging software within this domain is between 3 and 15 percent of the total system sale, depending on the clinical value the software provides. Cedara believes that major healthcare equipment manufacturers outsource approximately 20 percent of imaging software.

Within the Medical Information Systems market, the Picture Archive and Communications Systems (PACS) market is valued at US $1 billion worldwide. PACS continues to establish itself as a cost-effective alternative to traditional film-based imaging processing. The conversion from film to digital has accelerated over the last year increasing the growth rate to 25 percent per year. Cedara estimates that revenues generated by PACS viewing software are between 7 and 15 percent of the worldwide PACS market.

Market information referenced above is from Frost & Sullivan 2002 reports: 3840-50 - *US Medical Imaging Management Markets - Industry Outlook,* chapter-page 4-5; A184-50 - *North American, Latin America, and Asia PACS Market,* chapter-page 2-4.

Cedara Market Position

Cedara's current business model is to sell exclusively through major healthcare equipment manufacturers and value added resellers. As an independent supplier of imaging software to medical equipment manufacturers, Cedara is a market leader worldwide. Cedara has fostered long-term relationships with market leaders in the healthcare industry by applying its broad range of skills and continually enhancing its intellectual property. Cedara's integrated solutions are well positioned to address the needs of a growing number of hospitals converting to digital image management.

Cedara's software powers all major modalities in medical imaging including MRI, CT scanners, PET, Nuclear Medicine, Ultrasound, Digital X-ray, and Mammography. Cedara is one of the few independent developers with this broad range of capabilities and has been selected as the partner of choice by a leading multinational to introduce the first CT/PET combination modality. Cedara's proprietary imaging platform has an installed base of over 20,000 licenses, a key revenue metric in the software industry.

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Products and Services

Cedara's products and services enhance medical imaging workflow. They are divided into four categories:

Cedara I-Suite™	**application products**
Cedara DICOMIT™	**ultrasound products**
Cedara OpenEyes™	**platform products**
Cedara Engineering Services	**consultation, development, and support**

Recently released workflow products within the Cedara I-Suite family include the latest version of the Cedara I-SoftView™ application with the new 3D point and click classification, the Cedara I-Route™ teleradiology DICOM gateway, and the Cedara I-Acquire™ image acquisition console software.

Product Glossary

Cedara I-Acquire

Universal console software application in which multiple digital detectors, CR (computed radiography) scanners, and X-ray generators can be integrated into an acquisition console and/or a quality assurance station.

Cedara I-SoftView

Suite of imaging software applications for PACS. Cedara I-Report and Cedara I-Read are used by radiologists and other specialists for patient study diagnosis; Cedara I-View is used by physicians for simple review of results; Cedara I-Reach is used by physicians for access to results via web-based technology.

Cedara I-Route

Teleradiology software application that compresses and distributes clinical studies to physicians and radiologists at remote locations.

Cedara I-View3D

Comprehensive 2D and 3D software application for CT and MRI studies used in radiology for further analysis of the data structure, i.e. extracting a tumour from a set of tissues.

Cedara Volume Explorer

3D software application for ultrasound studies.

Cedara OpenEyes

Cedara's architecture and set of foundation technologies based on the approach of reusable components, open standards, and best-of-breed technologies.

Cedara Engineering Services

Provides customers with consulting services, support, and specialized solutions that meet their cost and time-to-market objectives.

Corporate Directory

Board of Directors

Peter J. Cooper
President
P. J. Cooper & Company Inc.

Bernard M. Gordon
Chairman of the Board of Directors,
Executive Chairman and Chief Executive Officer
Analogic Corporation

Arun Menawat
President and Chief Operating Officer
Cedara Software Corp.

John Millerick
Senior Vice President,
Chief Financial Officer and Treasurer
Analogic Corporation

Stephen N. Pincus
Partner
Goodmans LLP

Ram Ramkumar
President and Chief Executive Officer
INSCAPE Corporation

Abe Schwartz
Chief Executive Officer
Cedara Software Corp.

Officers

Peter J. Cooper
Chairman

Abe Schwartz
Chief Executive Officer

Arun Menawat
President and Chief Operating Officer

Fraser Sinclair
Chief Financial Officer and Corporate Secretary

Investor Information

Transfer Agent

Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario M5J 2Y1
1-800-663-9097 416-981-9633

To obtain annual or quarterly reports or other corporate documents, please: visit our website at www.cedara.com
E-mail: info@cedara.com Phone: 905-672-2100 or 1-800-724-5970 Fax: 905-672-2307 or write to us at:
Cedara Software Corp., 6509 Airport Road, Mississauga, Ontario L4V 1S7

Investor Relations

Fraser Sinclair, Chief Financial Officer and Corporate Secretary 905-672-2100

Auditors

KPMG LLP

Stock Exchange Listings and Symbols

Toronto Stock Exchange (CDE)
NASDAQ (CDSW)

Dividend Policy

Cedara has never declared or paid any cash dividends on its common shares. The Company's policy is to retain earnings to finance its growth.

Share Price and Volume Information

[fiscal year quarterly closing price on the Toronto Stock Exchange]

	Sept. 30	Dec. 31	Mar. 31	June 30
1998	3.62	4.09	4.00	3.60
1999	3.15	5.00	4.95	5.75
2000	6.10	8.50	10.70	7.50
2001	4.40	2.13	1.98	1.72
2002	1.05	2.40	2.15	1.40

Shares Outstanding

There are approximately 24,157,621 common shares outstanding of Cedara Software Corp. as at October 25, 2002.

CEDARA™

Software with Vision

Management Discussion and Analysis

and

Financial Statements

2002 Annual Report

Pull out Section

www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's audited Consolidated Financial Statements and the notes thereto. All financial information is presented in Canadian dollars unless otherwise noted. All references to a year refer to the fiscal year that ended June 30th of that year.

OVERVIEW OF THE COMPANY

Cedara Software Corp. is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of Cedara's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment.

Cedara develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry.

Cedara generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers.

At a time when healthcare providers are actively seeking more integrated solutions, Cedara believes that it has many solutions to offer including the most complete portfolio of capabilities and products of any independent developer of medical visualization software.

FISCAL 2002 BUSINESS HIGHLIGHTS

Disposal of SNS

- Historically, Cedara has operated in two business segments – the Imaging & Information Solutions business ("IIS" formerly, now "continuing operations") and the Surgical Navigation Specialists business ("SNS"). IIS develops and markets imaging software and related services to OEMs and VARs. SNS developed and sold healthcare imaging software, integrated with surgical hardware, to end-user hospitals in the surgery market. On June 29, 2001, the Company adopted a formal plan to dispose of its SNS business segment, and consequently the results of SNS are reported as a discontinued operation in the Company's consolidated financial statements.

- Effective August 14, 2001 the Company's subsidiary Surgical Navigation Specialists Inc. ("SNS") obtained an order for protection under the Companies' Creditors Arrangement Act ("CCAA"). In addition, SNS and its subsidiaries reduced its workforce by 82 employees.

- In March 2002, the Company announced the sale of certain of SNS' intellectual property to a third party for a total purchase price of $2.7 million.

Board and Executive Appointments

- The Company announced the appointment of Fraser Sinclair as Chief Financial Officer and Corporate Secretary on July 6, 2001.

- On October 25, 2001, the Company announced the appointment of Bernard Gordon and Thomas Miller, of Analogic Corporation ("Analogic"), and Arun Menawat of Cedara, to Cedara's Board of Directors. The Company also announced the appointment of Arun Menawat as President and Chief Operating Officer. Stepping down, after approximately five years of service on Cedara's Board, were William Blundell, Walter Stapleton and Eric Duff Scott. The appointment of Bernard Gordon and Thomas Miller followed Analogic's September 2001 investment of $11.8 million in exchange for a 19% interest in Cedara (on an after investment basis). Analogic of Peabody, Massachusetts is a leading designer and manufacturer of advanced health and security systems and subsystems sold to OEMs comprising a healthcare customer base that largely overlaps Cedara's.

- In April 2002, the Company announced that Ram Ramkumar, the President and Chief Executive Officer of Inscape Corporation, and John Millerick, the Senior Vice President, Chief Financial Officer and Treasurer of Analogic Corporation, had been appointed to Cedara's Board of Directors following the resignations of Paul Echenberg and Thomas Miller.

Operations

- The Company took major action to reduce its cost base. The payroll cost at June 30, 2002 compared to June 30, 2001, including the impact of discontinued operations, was lower by 44%.

- The Company re-negotiated a large-scale development contract, contributing to an overall improvement of gross margin percentage to 75% in fiscal 2002 from 59% the year before. Software license revenue in fiscal 2002 comprised 61% of total revenue compared to 47% in the previous year and also contributed to the improvement of gross margin.

Liquidity and Capital Resources

- The Company repaid its debt outstanding to the vendors of Dicomit Dicom Information Technologies Corp. ("Dicomit") of $8.3 million.

- On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation at $2.96 per share for proceeds of $11.8 million. Analogic held approximately 19% of the issued and outstanding common shares of the Company after giving effect to this transaction.

- On December 17, 2001 the Company announced that it had settled with certain holders of promissory notes, which were exchangeable into convertible subordinated debentures, with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares of the Company at a conversion price of $2.50 per share (the "Convertible Debentures"). Of the $7.1 million promissory notes outstanding at the time, $3.5 million of promissory notes were exchanged for 1,400,000 common shares of the Company in December 2001.

- Also in December 2001, the Company announced that it had entered into a settlement agreement with Carl Zeiss and its affiliates ("Zeiss") to settle certain financial and other contractual obligations, and to assure support for the SNS installed base. This settlement, together with the $3.5 million settlement with promissory note holders, had the effect of reducing the Company's net cash liabilities by approximately $8.6 million.

- In January and February 2002, an additional $1.5 million of promissory notes were settled via conversion to 600,000 common shares at a conversion price of $2.50. Also, during the third quarter, an additional $350,000 of promissory notes were settled by exchanging the notes for Convertible Debentures as described above. Of the original $7.1 million of promissory notes, these conversions brought the total converted to common shares and convertible debentures to $5.35 million as at March 31, 2002.

- The Company entered into new banking arrangements with National Bank of Canada, which allows for a $9.0 million operating line, bearing interest at prime plus ½% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic Corporation has guaranteed the Company's bank operating facility by way of a letter of credit issued to the bank.

- On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic Corporation at $2.35 per share for net proceeds of $1.4 million. This brought Analogic's interest in Cedara back to 19% on an after-investment basis. As part of Analogic's original investment, Cedara agreed to grant Analogic pre-emptive rights whereby Analogic has the right to maintain its 19% equity interest in the event of certain issuances by Cedara of its securities.

- On May 14, 2002, the Company announced a private placement of convertible debentures for approximately $1.1 million to Toyo Corporation of Japan. The transaction included the purchase by Toyo of an existing promissory note of $0.5 million, the exchange of that promissory note for a $0.5 million Convertible Debenture and a new debenture issue from treasury of approximately $1.1 million for a total investment of approximately $1.6 million. Under the terms of the financing, the Convertible Debentures bear interest of 5% per annum and mature in five years. The Convertible Debentures can be converted into common shares of the Company at a conversion price of $2.50 per share.

- On June 28, 2002, the Company announced that all of the remaining $1.25 million of promissory notes had been exchanged for Convertible Debentures with a corresponding principal amount due five years from the date of issuance bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

Product Development

- The Company announced that its 3D Volume Rendering Software has been optimized to take advantage of the power of the new Pentium® 4 processor to deliver advanced medical imaging visualization.

- In November 2001 at the Radiological Society of North America Conference in Chicago, the Company launched Cedara™ OpenEyes™, an advanced software platform that enables OEMs to bring their own imaging applications to market with greater speed and flexibility.

Nasdaq Listing

- In January 2002, the Company had received a Nasdaq Staff Determination indicating that the Company failed to comply with either the US$4.0 million net tangible assets or the US$10.0 million minimum stockholders' equity requirements for continued listing on Nasdaq. Following a February 2002 hearing in Washington before a Nasdaq Listings Qualifications Panel at which Cedara executives made a presentation, in March 2002, the Panel decided to continue Cedara's Nasdaq listing but to transfer such listing from the Nasdaq National Market to the Nasdaq Small Cap Market effective April 1, 2002.

Significant Events and Actions Subsequent to Year-end

- In August 2002, the Company announced the release of Cedara™ I-Route™ teleradiology DICOM gateway that compresses and distributes clinical studies to physicians at remote locations across point-to-point connections, allowing these remote physicians to better manage high volumes of medical images.

- Also in August 2002, the Company launched Cedara™ I-Acquire™, a universal software application in which multiple digital detectors, CR (computed radiography) scanners and X-ray generators can be integrated into a powerful acquisition console, which improves ease of use and productivity for busy technologists, as well as giving OEMs and system integrators the freedom to choose and quickly package detectors, scanners, and generators from different vendors into an assortment of tailored solutions, thereby addressing a broader range of clinical applications with less effort and faster time to market.

- On August 8, 2002, the Company announced that Abe Schwartz, the President of Schwartz Technologies Inc., had been appointed to the Company's Board of Directors following the resignation of William Breukelman.

- In September 2002, the Board of Directors announced the appointment of Abe Schwartz as Chief Executive Officer and Peter Cooper as Chairman of the Board, following the resignation of Dr. Michael Greenberg.

- Subsequent to June 30, 2002, Analogic agreed to increase the letter of credit that fully guarantees the Company's bank line by $3.0 million, which, subject to bank approval, would increase the Company's available borrowing capacity under the current operating line to $12 million. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3.0 million increase, Analogic has agreed to make available an additional $2.0 million of financing if required by the Company.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Annual Report, Consolidated Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipate, intend, believe, estimate, forecast and expect" and similar words. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and assumptions that have been made. Important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

- Adverse consequences of financial leverage,
- Ability to service debt,
- Continued acceptance of Cedara's products,
- Intense competition,
- Rapid technological change,
- Dependence on key personnel,
- Dependence on intellectual property rights,
- Risks relating to product defects and product liability,
- Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.

RESULTS OF OPERATIONS

For the year ended June 30, 2002 ("FY2002"), the Company recorded net income of $1.5 million or $0.07 per share compared to a net loss of $67.8 million or $4.10 per share in fiscal 2001 ("FY2001") an improvement of $69.3 million.

The improvement reflects improved results from continuing operations which recorded a loss of $3.6 million for FY2002 compared to a loss of $26.4 million last year and income of $5.0 million from discontinued operations in FY2002 compared to a loss of $41.4 million FY2001. The Company's bi-weekly payroll costs at June 2002 compared to June 2001, including the impact of discontinued operations, were lower by 44%.

Results of Continuing Operations

For the year ended June 30, 2002, revenue was $45.5 million compared to $46.7 million in FY2001, a decrease of $1.2 million or 3%. The net loss from continuing operations for FY2002 was $3.6 million or $0.17 per share compared to a net loss of $26.4 million or $1.60 per share in the previous year.

Revenue

Revenue by Product Category

	2002	% of Total	2001	% of Total	Variance Increase/(Decrease) $	%
Software licenses	27.9	61%	22.1	47%	5.8	26%
Engineering services	15.3	34%	17.7	38%	(2.4)	(14%)
Services and other[1]	2.3	5%	6.9	15%	(4.6)	(67%)
Total	$45.5	100%	$46.7	100%	$(1.2)	(3%)

[1] Primarily Dicomit hardware systems revenue. Dicomit software revenue is included in software licenses.

For FY2002, software license revenue increased by $5.8 million or 26% to $27.9 million, offset by a decline in services and other revenue of $4.6 million or 67% and a decline in engineering services revenue of $2.4 million or 14%. The increase in software license revenue is due to a combination of higher platform software license revenue of $2.5 million, higher applications software license revenue of $1.1 million, improved image management (Picture Archive and Communication Systems or "PACS") revenue of $1.8 million and increased Dicomit software license revenue of $0.4 million. The decline in engineering services revenue resulted from the completion of a long-term engineering services contract in Q3 of FY2002. The decline in services and other revenue is due to our customers' shift from customized services and hardware solutions to higher margin software products.

Revenue by Geographic Region

	2002	% of Total	2001	% of Total	Variance Increase/(Decrease) $	%
United States	12.4	27%	17.7	38%	(5.3)	(30%)
Europe	10.1	22%	9.5	20%	0.6	6%
Asia	23.0	51%	19.5	42%	3.5	18%
Total	$45.5	100%	$46.7	100%	$(1.2)	(3%)

For FY2002, a decline in United States revenue of $5.3 million or 30% was partially offset by increased revenues in Asia of $3.5 million or 18% and Europe of $0.6 million or 6%. The decline in United States revenue is due primarily to lower hardware systems sales to a major OEM partially offset by increased software sales. Higher revenue in Europe was due primarily to the signing of software license contracts with major OEM partners. Increased sales in Asia reflect higher software license revenues associated with the completion and delivery of software under a major long-term engineering services contract.

Gross Margin

Gross margin increased to $34.2 million or 75% of revenue in FY2002 compared to $27.8 million or 59% of revenue in FY2001. The margin improvement in FY2002 is due to an increased proportion of high-margin software license revenues and a return to normal engineering services margins as a result of the renegotiation of a large-scale development contract. Software license revenue comprised 61% of FY2002 revenue compared to 47% of FY2001 revenue.

Operating Expenses

Total operating expenses for FY2002 were $36.1 million, a decrease of $13.8 million or 28% compared with the $49.9 million incurred in FY2001. The decline in overall operating expenses reflects a combination of the Company's ongoing cost reduction initiatives and a decrease in non-recurring charges, which were incurred in FY2001. The components of the decrease in operating expenses are outlined below.

Research and Development *(In millions of dollars)*	2002	Change	2001	Change	2000
Research and Development	12.1	–%	12.1	29%	9.4
As a percentage of total revenue	27%		26%		21%

Research and development costs for FY2002 of $12.1 million were equal to those of last year. As a percentage of revenue, research and development represented 27% of revenue for FY2002 compared to 26% in FY2001. The Company continued to invest in new software applications products such as I-Route™ for teleradiology, I-Acquire™ for digital radiography, the Company's new components based OpenEyes™ platform, and in significantly enhancing the Company's existing line of PACS products.

Sales and Marketing *(In millions of dollars)*	2002	Change	2001	Change	2000
Sales and Marketing	5.1	(26%)	6.8	3%	6.6
As a percentage of total revenue	11%		15%		15%

Sales and marketing costs for FY2002 decreased by $1.7 million or 26% to $5.1 million compared to $6.8 million in FY2001. As a percentage of revenue, sales and marketing represented 11% of revenue for FY2002 compared to 15% in FY2001. The $1.7 million decrease in FY2002 is due primarily to the Company's ongoing cost reduction initiatives including the reduction of marketing expenses.

General and Administration *(In millions of dollars)*	2002	Change	2001	Change	2000
General and Administration	10.3	(20%)	12.9	95%	6.6
As a percentage of total revenue	23%		28%		15%

General and administration expenses in FY2002 were $10.3 million, a decrease of $2.6 million or 20% compared to the $12.9 million incurred in FY2001. The general and administration expenses for FY2001 of $12.9 million have been reduced by the allocation of costs to the discontinued SNS business of $1.6 million. Excluding the impact of the $1.6 million allocation to the SNS business, general and administration expenses in FY2001 were $14.5 million. In terms of actual cash outlay, the $10.3 million of general and administration expenses incurred in FY2002 represents a reduction of $4.2 million or 29% over the actual cash outlay of $14.5 million in FY2001.

Severance Costs *(In millions of dollars)*	2002	Change	2001	Change	2000
Severance Costs	0.9	(1.1)	2.0	1.2	0.8

Between July 2001 and June 2002, including the impact of discontinued operations, the Company has reduced its overall payroll costs by 44%. The $0.9 million of severance costs in FY2002 reflects the costs associated with ongoing reorganization of the business.

Other charges

(In millions of dollars)	2002	Change	2001	Change	2000
Operating leases	1.2	(0.1)	1.3	0.1	1.2
Bad debt expense	0.2	(2.6)	2.8	2.4	0.4
Amortization of deferred financing costs	–	(1.0)	1.0	1.0	–
Provision for employee share purchase and other loans receivable	0.9	(0.1)	1.0	1.0	–
Other	(0.2)	(1.5)	1.3	1.3	–
	2.1	(5.3)	7.4	5.8	1.6

Operating leases represents the costs associated with leasing computer equipment. The bad debt expense in FY2001 includes $2.4 million related to three customers. Financing costs represents expenses associated with the issuance of $7.1 million of promissory notes in FY2001. The provision for employee share purchase and other loans receivable reflects the write down of outstanding employee loans in FY2002 and FY2001. The amount of $0.9 million was provided for in FY2002, being the amount of loans outstanding to the former Chief Executive Officer. Settlement of these loans is currently being negotiated by the Board and the former CEO and the Board deemed it prudent to make this provision. Other expenses of $0.2 million in FY2002 is comprised mainly of realized and unrealized foreign exchange gains associated with US dollar items. In FY2001, other expenses of $1.3 million included a foreign exchange loss of $0.9 million resulting from the settlement of US dollar foreign exchange contracts.

Amortization of deferred compensation

(In millions of dollars)	2002	Change	2001	Change	2000
Amortization of deferred compensation	–	(4.1)	4.1	3.7	0.4

In May 2000, the Company purchased 91.5% of the outstanding common shares of Dicomit it did not already own. Of the total purchase consideration, $4.5 million was contingent upon the continued employment of two of the former shareholders of Dicomit to June 30, 2001. This portion of the consideration has been recorded as deferred compensation and has been amortized on a straight-line basis over the period to June 30, 2001.

Depreciation and amortization

(In millions of dollars)	2002	Change	2001	Change	2000
Amortization of intangibles	1.7	(0.1)	1.8	1.6	0.2
Depreciation and amortization	3.8	1.0	2.8	0.7	2.1
	5.5	0.9	4.6	2.3	2.3

Depreciation and amortization increased by $0.9 million to $5.5 million in FY2002 compared to $4.6 million recorded in FY2001. The increase is due primarily to the increase in the Company's capital assets base as a result of FY2001 capital expenditures, offset by the reclassification of certain intangibles to goodwill as discussed in note 14 to the Consolidated Financial Statements.

Other Income and Expenses

Interest income (expense), net

(In millions of dollars)	2002	Change	2001	Change	2000
Interest income (expense), net	(1.7)	(0.7)	(1.0)	(1.4)	0.4

Interest charges for FY2002 were $1.7 million, an increase of $0.7 million compared to FY2001. The increase in interest expense during FY2002 reflects costs associated with the financing of accounts receivable, the issuance of promissory notes and the reduction of the interest income producing marketable securities.

Loss on dissolution of joint venture *(In millions of dollars)*	2002	Change	2001	Change	2000
Loss on dissolution of joint venture	–	(1.0)	1.0	1.0	–

The loss on dissolution of joint venture in FY2001 represents the realization of historical foreign exchange rate adjustments due to the dissolution of the Company's Japanese joint venture together with operating losses of the joint venture for the year ended June 30, 2001.

Amortization of goodwill *(In millions of dollars)*	2002	Change	2001	Change	2000
Amortization of goodwill	–	(2.3)	2.3	2.0	0.3

The amortization of goodwill in FY2001 reflects the acquisition on May 26, 2000, of 91.5% of the outstanding shares of Dicomit, bringing the Company's interest to 100%. As at June 30, 2002, goodwill associated with the Company's investment in Dicomit amounts to $9.1 million. As of July 1, 2001, the Company adopted the new goodwill accounting pronouncement which requires that goodwill is no longer amortized unless an impairment exists. This adjustment is not applied retroactively (see note 14 to the audited Consolidated Financial Statements).

DISCONTINUED OPERATIONS

On June 29, 2001, the Company adopted a formal plan to dispose of its Surgical Navigation Specialists business segment.

Consequently, the results of operations of SNS have been accounted for as discontinued operations in the consolidated financial statements. During FY2002, the discontinued SNS operations recorded a gain of $5.0 million compared to a loss of $41.4 million in FY2001. The gain from discontinued SNS operations in FY2002 reflects a gain of $1.2 million resulting from the settlement agreement with Carl Zeiss, $1.1 million due to the de-consolidation of two SNS European subsidiaries resulting from court liquidation proceedings for the Company's SNS France and SNS International subsidiaries, and $2.7 on the sale of substantially all of SNS' intellectual property. Further details on discontinued operations can be found in note 7 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated balance sheets as at June 30, 2002 and 2001 are summarized as follows:

Consolidated Balance Sheet

(In millions of dollars)	2002	2001
Current assets of continuing operations	13.6	14.5
Less: Current portion of Dicomit notes payable	–	(8.3)
Promissory notes	–	(7.1)
Other current liabilities of continuing operations	(9.0)	(19.6)
Working capital (deficiency) of continuing operations	4.6	(20.5)
Working capital (deficiency) of discontinued operations	(4.0)	(8.9)
Working capital (deficiency)	0.6	(29.4)
Capital assets	3.0	6.2
Other assets	–	0.9
Deferred development costs	0.9	1.4
Intangible assets	1.9	4.7
Goodwill	9.1	7.8
Non-current assets of discontinued operations	–	0.1
	15.5	(8.3)
Represented by:		
Deferred revenue	0.9	0.7
Convertible debentures	2.8	–
Non-current Liabilities of discontinued operations	0.3	–
	4.0	0.7
Shareholders' equity (deficiency)	11.5	(9.0)
	15.5	(8.3)

As of June 30, 2002, the Company held current assets from continuing operations of $13.6 million principally in the form of accounts receivable of $11.7 million, restricted cash of $0.2 million, inventory of $0.7 million and prepaid expenses and other assets of $0.9 million.

Short-term investments of $3.0 million as at June 30, 2001 consisted of cash, which was required to be held on deposit under the terms of the Company's operating facility with National Bank of Canada ("NBC"). Subsequent to June 30, 2001, the cash held on deposit was applied against the balance of the bank operating facility, and following the September 28, 2001 private placement by Analogic Corporation (referred to below), the outstanding bank balance of $3.4 million was fully paid off.

On September 28, 2001, the Company announced that it had completed a private placement of 4,000,000 common shares to Analogic Corporation for net proceeds of approximately $11.0 million, after providing for cash fees of approximately $0.8 million. In February 2002, the Company announced that it had completed a private placement of 266,666 common shares. These common shares were issued in lieu of the above-noted cash fees payable to a Canadian investment dealer in connection with the Analogic private placement. The use of proceeds from this transaction were as follows:

Private Placement

(In millions of dollars)	Use of proceeds
Repayment of Dicomit Notes payable due September 30, 2001	4.7
Repayment of bank operating facility	3.4
General working capital purposes	3.7
Net private placement proceeds	11.8

In addition to the equity investment, Analogic agreed to provide a guarantee to support the Company's bank facility. On January 7, 2002, the Company entered into new banking arrangements with NBC, which allows for a $9.0 million operating line, bearing interest at prime plus ½% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic has guaranteed the Company's bank operating facility by way of a letter of credit issued to NBC. Subsequent to June 30, 2002, Analogic agreed to increase the Letter of Credit, that fully guarantees the Company's bank line, by $3.0 million, which, subject to bank approval, would increase the Company's available borrowing capacity under the current operating line to $12 million. Analogic also agreed to extend the expiry date of the Letter of Credit to December 20, 2003. Along with the $3.0 million increase, Analogic has agreed to make available an additional $2.0 million of financing if required by the Company.

As part of a software license purchase agreement signed August 29, 2001, the Company completed a private placement of 200,000 common shares on November 23, 2001 to Cerner Corporation at US$0.75 per share for proceeds of $0.2 million.

As of June 30, 2002, the Company's principal sources of liquidity consist of the bank credit facility of $9.0 million and accounts receivable of $11.7 million. The accounts receivable of $11.7 million as of June 30, 2002, represent days sales outstanding ("DSO") of approximately 93 days compared to DSO of approximately 73 days as of June 30, 2001.

The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.

On June 28, 2001, the Company signed an agreement with the Dicomit vendors to postpone certain payments of principal and interest. As part of the June 28, 2001 postponement agreement, the Company waived the right to repay any portion of the principal outstanding by the issuance of common shares. The Company paid $8.3 million during FY2002 to extinguish the Dicomit notes payable.

On December 22, 2000, the Company issued $6.1 million dollars of promissory notes due on or before May 22, 2001, bearing interest at 5% due at maturity. On January 19, 2001, the Company issued a further $1.0 million of promissory notes, bringing the total outstanding to $7.1 million of promissory notes (the "Notes").

The Notes were exchangeable at their maturity into convertible debentures (the "Convertible Debentures") of the Company of a corresponding principal amount due five years from their date of issuance. The Convertible Debentures, subordinate to present and future senior indebtedness of the Company, are convertible into common shares of the Company at the option of the holder at a conversion price of $2.50 per share.

Under the agreement with the note-holders, the Company was required to file a prospectus with respect of the issuance of the Convertible Debentures by May 22, 2001, failing which a penalty of $0.2 million became payable. The Company received a receipt for a preliminary prospectus on April 26, 2001, but was not able, despite its efforts, to resolve all of the comments of the Ontario Securities Commission by May 22, 2001. On May 22, 2001, the Company did not exchange the Notes into convertible debentures and did not pay the prospectus penalty of $0.2 million, nor interest due on the Notes of $0.3 million. As a result, in August 2001, the Company received a letter from legal counsel representing certain Note-holders indicating an event of default and demanding repayment in full. On December 17, 2001, the Company announced that it had settled with certain note holders representing $3.5 million of the $7.1 million of promissory notes outstanding. The $3.5 million of promissory notes were exchanged for 1,400,000 common shares in December 2001.

In January and February 2002, an additional $1.5 million of promissory notes were settled via conversion to 600,000 shares at a conversion price of $2.50. Also, in January 2002, an additional $350,000 of promissory notes were settled by exchanging the notes for Convertible Debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. In May 2002, all of the remaining $1.75 million of promissory notes were exchanged for Convertible Debentures with a corresponding principal amount due five years from the date of issuance bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. Also in May, the Company issued a further $1.1 million of unsecured convertible debentures with the same terms and conditions to Toyo Corporation of Japan.

On December 14, 2001, the Company issued a US$1.0 million (Cdn.$1.6 million) short-term promissory note bearing interest at prime to Analogic, which was settled in January 2002.

The current liabilities of discontinued operations as at June 30, 2001 of $15.8 million included amounts due to Carl Zeiss, Inc. ("Zeiss") totaling $9.3 million in connection with the Company's acquisition of Zeiss' interest in SNS. The current assets of discontinued operations included $3.6 million of accounts receivable from Zeiss. On December 28, 2001, the Company announced that it had reached a settlement agreement with Zeiss. The agreement, which offsets the receivables owing from Zeiss with amounts owed to Zeiss and reduces the Company's net liabilities to Zeiss, provides for a cash settlement of US$1.5 million to Zeiss, paid out over the course of 18 months commencing April 30, 2002, and for the Company providing US$1.5 million of software licenses and engineering services to Zeiss at no charge. As of June 30, 2002 the Company had paid US$0.3 million of the US$1.5 million cash portion of the liability. The Company has not been requested to supply any goods or services in settlement of the non-cash liability to date. As detailed in note 8 to the audited Consolidated Financial Statements, the Company has also provided price protection on the value of certain warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2.0 million.

The Company will continue to seek other sources of financing to further strengthen its working capital position.

CASH FLOWS

Continuing operations generated cash of $5.5 million in FY2002 compared to $2.1 million in FY2001. Cash generated in the discontinued SNS operations was $0.6 million for FY2002 compared to cash consumed of $12.5 million in FY2001.

Operating activities

Continuing operating activities used cash of $3.4 million in FY2002 compared to $4.8 million in FY2001. The $3.4 million in cash usage in FY2002 reflects cash generated from operations before changes in working capital of $2.9 million offset by a $6.3 million increase in working capital requirements. The increase in working capital in FY2002 is due primarily to reduced accounts payable of $4.6 million and increased accounts receivable of $2.2 million.

In FY2001, the cash consumed by operations before working capital changes was $12.8 million offset partially by lower working capital of $8.1 million. The reduced working capital requirement of $8.1 million in FY2001 is due primarily to an increase in accounts payable and other accrued liabilities of $3.3 million reflecting a lengthening of the Company's payment cycle caused by the strain on the Company's cash resources. Accounts receivable decreased by $2.3 million in FY2001. In addition, inventory levels were down by $2.0 million in FY2001 due to a decrease in work-in-process and prepaid expenses and other assets declined by $1.9 million. These positive cash flow variances were offset partially by reduced deferred revenue of $1.4 million.

Financing activities

Financing activities for FY2002 produced cash of $6.4 million compared to $4.2 million in FY2001. Financing activities for FY2002 reflect the September 28, 2001 private placement of 4,000,000 common shares to Analogic Corporation at $2.96 per share for net proceeds of $11.8 million, (after taking into account the issuance of 266,666 common shares to a Canadian investment dealer), the November 23, 2001 private placement to Cerner Corporation of 200,000 common shares at US$0.75 per share for proceeds of $0.2 million, the May 3, 2002 private placement of 580,461 common shares to Analogic at $2.35 per share for net proceeds of $1.4 million, the exercise of $0.2 million of stock options and the issuance of $1.1 million of unsecured convertible debentures to Toyo Corporation of Japan, offset partially by the repayment of Dicomit notes payable of $8.3 million.

Financing activities in FY2001 reflect the issuance of $7.1 million of promissory notes offset partially by a $2.9 million repayment of Dicomit notes payable.

Investing activities

Investing activities produced cash of $2.5 million in FY2002 compared to providing cash of $3.1 million in FY2001. The FY2002 investing activities of $2.5 million reflects primarily the draw down of cash deposits of $3.0 million which were applied against bank indebtedness offset partially by the increase in restricted cash of $0.2 million, which represents part of the proceeds from the sale of the SNS intellectual property, together with additions to capital and intangible assets of $0.3 million. The source of cash from investing activities in FY2001 of $3.1 million is due primarily to a reduction in marketable securities of $8.0 million offset partially by the increase in short-term investments of $3.0 million held against the Company's outstanding bank indebtedness and additions to capital assets and intangible assets of $1.6 million.

The Company's bank indebtedness as at June 30, 2002 stood at $4.9 million compared to bank indebtedness of $11.1 million at the same time last year representing an improvement of $6.2 million and is due to the above mentioned items.

OUTLOOK

The Company anticipates that the healthcare imaging software market will continue to grow over the next several years, and management is committed to enhancing Cedara's position in this field. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, long-term sales contracts, and long sales cycles. In addition, slower economic conditions have resulted in a cyclical build-up of software inventory in the customer pipeline, as their sales of end user equipment to hospitals and clinics around the world have slowed. As a result, Fiscal 2003 revenues are likely to be negatively impacted. Cedara will seek to maximize existing revenue opportunities, and build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company will continue to monitor and control its cost structure in an effort to achieve cash positive operations.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all the data included in this annual report have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect Management's best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information. The consolidated financial statements have been audited by KPMG, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Abe Schwartz
Chief Executive Officer

Fraser Sinclair, C.A.
Chief Financial Officer and Corporate Secretary

August 23, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Cedara Software Corp. as at June 30, 2002 and 2001 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected the Company's reported financial position and results of operations to the extent summarized in note 22.

KPMG LLP

Chartered Accountants
Toronto, Canada

August 23, 2002

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	June 30, 2002	June 30, 2001
Assets		
Current assets:		
Restricted cash (note 7)	$ 226	$ –
Short-term investments	–	3,000
Accounts receivable	11,737	9,467
Inventory (note 9)	717	957
Prepaid expenses and other assets	912	1,096
Current assets of discontinued operations (note 7)	–	6,937
	13,592	21,457
Capital assets (note 10)	3,041	6,163
Other assets (note 11)	–	888
Deferred development costs (note 12)	897	1,453
Intangible assets (notes 13 and 14)	1,892	4,711
Goodwill (note 14)	9,053	7,836
Non-current assets of discontinued operations (note 7)	–	114
	$ 28,475	$ 42,622
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Bank indebtedness (note 4)	$ 4,935	$ 11,092
Accounts payable and accrued liabilities	4,011	8,560
Notes payable (note 5)	–	8,300
Promissory notes payable (note 6)	–	7,100
Current liabilities of discontinued operations (note 7)	4,013	15,835
	12,959	50,887
Deferred revenue	890	740
Convertible subordinated debentures (note 6)	2,788	–
Non-current liabilities of discontinued operations (note 7)	379	–
Shareholders' equity (deficiency):		
Capital stock (notes 2, 3 and 15)	106,328	87,315
Warrants	3,260	3,260
Deficit	(98,129)	(99,580)
	11,459	(9,005)
Commitments (notes 8 and 20)		
Subsequent events (note 4)		
	$ 28,475	$ 42,622

See accompanying notes to consolidated financial statements
On behalf of the Board

Director

Director

CEDARA SOFTWARE CORP.

Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Year Ended June 30,		
	2002	2001	2000
Revenue	$ 45,497	$ 46,740	$ 44,121
Direct costs	11,279	18,945	13,247
Gross margin	34,218	27,795	30,874
Expenses:			
Research and development	12,097	12,144	9,397
Sales and marketing	5,045	6,778	6,578
General and administration	10,337	12,878	6,620
Severance costs	911	1,984	777
Other charges (note 16)	2,136	7,395	1,611
Amortization of deferred compensation	–	4,136	394
Amortization of intangible assets	1,753	1,824	166
Depreciation and amortization	3,786	2,775	2,121
	36,065	49,914	27,664
Income (loss) before interest expense, loss on dissolution of joint venture and goodwill amortization	(1,847)	(22,119)	3,210
Interest income (expense), net	(1,704)	(1,016)	375
Loss on dissolution of joint venture (note 17)	–	(965)	–
Income (loss) before undernoted	(3,551)	(24,100)	3,585
Amortization of goodwill	–	2,259	250
Income (loss) from continuing operations	(3,551)	(26,359)	3,335
Income (loss) from discontinued operations (note 7)	5,002	(41,442)	(10,003)
Net income (loss)	$ 1,451	$ (67,801)	$ (6,668)
Earnings (loss) per share from continuing operations:			
Basic	$ (0.17)	$ (1.60)	$ 0.23
Diluted	$ (0.17)	$ (1.60)	$ 0.22
Earnings (loss) per share:			
Basic	$ 0.07	$ (4.10)	$ (0.47)
Diluted	$ 0.07	$ (4.10)	$ (0.47)

See accompanying notes to consolidated financial statements

CEDARA SOFTWARE CORP.

Consolidated Statements of Shareholders' Equity (Deficiency)
(In thousands of Canadian dollars)

	Common Shares		Warrants		Cumulative translation adjustment	Deficit	Total shareholders' equity
	Number	Amount	Number	Amount			
Balance, June 30, 1999	12,535,374	$ 62,523	–	$ –	$ (162)	$ (25,111)	$ 37,250
Net loss for the year	–	–	–	–	–	(6,668)	(6,668)
Issued	–	–	3,000,000	19,500	–	–	19,500
Conversion of special warrants to common shares	3,000,000	19,500	(3,000,000)	(19,500)	–	–	–
Issued upon acquisition of Dicomit	481,057	4,159	–	–	–	–	4,159
Issued on exercise of stock options	179,880	1,016	–	–	–	–	1,016
Share issue costs	–	(1,683)	–	–	–	–	(1,683)
Adjustment to reflect equity portion of Dicomit notes at fair value	–	2,905	–	–	–	–	2,905
Current year translation adjustment	–	–	–	–	(233)	–	(233)
Balance, June 30, 2000	16,196,311	$ 88,420	–	$ –	$ (395)	$ (31,779)	$ 56,246
Net loss for the year	–	–	–	–	–	(67,801)	(67,801)
Issued (note 8)	–	–	363,636	3,000	–	–	3,000
Compensation warrants issued	–	–	42,000	105	–	–	105
Compensation options issued	–	–	200,000	155	–	–	155
Reduction in equity portion of Dicomit note	–	(1,800)	–	–	–	–	(1,800)
Issue of shares on settlement of Dicomit note	801,683	1,800	–	–	–	–	1,800
Equity portion of convertible subordinated notes (note 6)	–	2,685	–	–	–	–	2,685
Reclass equity portion of convertible subordinated notes to promissory notes payable (note 6)	–	(2,685)	–	–	–	–	(2,685)
Adjustment to reflect equity portion of Dicomit notes at fair value	–	260	–	–	–	–	260
Current year translation adjustment	–	–	–	–	(171)	–	(171)
Adjustment to reclass equity portion of Dicomit notes to debt	–	(1,365)	–	–	–	–	(1,365)
Realization of cumulative translation adjustment on dissolution of joint venture (note 17)	–	–	–	–	566	–	566
Balance, June 30, 2001	16,997,994	$ 87,315	605,636	$ 3,260	$ –	$ (99,580)	$ (9,005)
Net income for the year	–	–	–	–	–	1,451	1,451
Issue of shares on Analogic financing (note 2)	4,000,000	11,843	–	–	–	–	11,843
Issued on exercise of stock options	87,500	186	–	–	–	–	186
Issue of shares under Analogic Pre-emptive Rights agreement (note 2)580,461		1,366	–	–	–	–	1,366
Share issue costs (note 2)	–	(600)	–	–	–	–	(600)
Shares issued in payment of financing fees (note 2)	291,666	600	–	–	–	–	600
Issue of shares on Cerner financing (note 3)	200,000	238	–	–	–	–	238
Issue of shares on settlement of promissory notes (note 6)	2,000,000	5,000	–	–	–	–	5,000
Equity portion of convertible subordinated debentures (note 6)	–	380	–	–	–	–	380
Balance, June 30, 2002	24,157,621	$ 106,328	605,636	$ 3,260	$ –	$ (98,129)	$ 11,459

See accompanying notes to consolidated financial statements.

CEDARA SOFTWARE CORP.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Year ended June 30,		
	2002	2001	2000
Cash provided by (used in):			
Operating activities:			
Net income (loss) from continuing operations	$ (3,551)	$ (26,359)	$ 3,335
Items not involving cash:			
Depreciation and amortization	5,539	4,599	2,287
Amortization of deferred compensation	–	4,136	394
Amortization of goodwill (note 14)	–	2,259	250
Loss on dissolution of joint venture	–	566	–
Accretion of interest on notes payable	–	590	–
Write down of loans receivable	888	1,056	–
Other	–	309	113
	2,876	(12,844)	6,379
Change in non-cash operating working capital:			
Accounts receivable	(2,238)	2,287	601
Inventory	240	1,953	(865)
Prepaid expenses and other assets	184	1,919	(1,068)
Accounts payable and accrued liabilities	(4,624)	3,278	165
Deferred revenue	150	(1,384)	(2,386)
	(6,288)	8,053	(3,553)
	(3,412)	(4,791)	2,826
Financing activities:			
Decrease in notes payable	(8,300)	(2,900)	(2,991)
Issue of shares	13,633	–	20,516
Share issue costs	–	–	(1,683)
Issue of promissory notes	–	7,100	–
Issue of convertible debenture	1,068	–	–
Decrease in loans receivable	–	–	776
	6,401	4,200	16,618
Investing activities:			
Increase in restricted cash	(226)	–	–
Additions to intangible assets	(150)	(52)	(160)
Additions to capital assets	(108)	(1,548)	(4,155)
Decrease (increase) in short-term investments	3,000	(3,000)	–
Decrease in marketable securities	–	7,970	2,047
Acquisition of Dicomit	–	–	(4,303)
Other	–	(313)	(225)
	2,516	3,057	(6,796)
Effect of exchange rate changes on cash and cash equivalents	42	(404)	(365)
Change in cash and cash equivalents from continuing operations	5,547	2,062	12,283
Change in cash and cash equivalents from discontinued operations (note 7)	610	(12,521)	(15,949)
Cash and cash equivalents (bank indebtedness), beginning of year	(11,092)	(633)	3,033
Bank indebtedness, end of year	$ (4,935)	$ (11,092)	$ (633)

See accompanying notes to consolidated financial statements.

CEDARA SOFTWARE CORP.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Year ended June 30,		
	2002	2001	2000
Supplemental cash flow information			
Cash paid for:			
Interest	$ 1,714	$ 820	$ 404
Taxes	$ 33	$ 33	$ 36
Non-cash financing activities:			
Issue of shares in settlement of promissory notes	$ 5,000	$ –	$ –
Issue of shares as payment for financing fees	$ 600	$ –	$ –
Issue of convertible debentures in settlement of promissory notes	$ 2,100	$ –	$ –
Issue of shares in settlement of notes payable	$ –	$ 1,800	$ –
Issue of compensation warrants in lieu of payment of bank fees	$ –	$ 105	$ –
Issue of compensation options in lieu of payment of financing fees	$ –	$ 155	$ –
Non-cash investing activities:			
Issue of notes payable on acquisition of Dicomit	$ –	$ –	$ 12,410
Conversion of subordinated debenture on acquisition of Dicomit	$ –	$ –	$ 750
Issue of common shares on acquisition of Dicomit	$ –	$ –	$ 4,159

The Company is incorporated under the laws of Ontario and is a leading provider of medical visualization software, serving major healthcare solution providers since 1987. The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions.

1. Significant accounting policies:

The Company's principal accounting policies are in accordance with generally accepted accounting principles ("GAAP") in Canada and, except as discussed in note 22 to the consolidated financial statements, are also, in all material respects, in accordance with accounting practices generally accepted in the United States.

(a) Principles of consolidation:

The financial statements of entities controlled by the Company are consolidated, entities which are jointly controlled are proportionately consolidated, and entities which are not controlled but over which the Company has the ability to exercise significant influence are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated.

Effective July 1, 2002, the Company amalgamated with Dicomit Dicom Information Technologies Corp., a wholly owned subsidiary.

(b) Inventory:

Inventory consists of parts and components, work-in-process and finished goods. Parts and components are carried at the lower of average cost and replacement cost. Finished goods and work-in-process are carried at the lower of average cost and net realizable value. Finished goods and work-in-process include direct costs and an allocation of overhead.

(c) Capital assets:

Capital assets are recorded at cost. Depreciation is provided on a straight-line basis over the assets' estimated useful lives using the following annual rates:

Furniture and fixtures	20%
Equipment	20% – 50%
Software	33% – 50%
Leasehold improvements	Lease term

(d) Goodwill:

On July 1, 2001, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3062 ("CICA 3062"), "Goodwill and Other Intangible Assets". Under CICA 3062, goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before discontinued operations. Goodwill is tested for impairment on a reporting unit basis. The Company performed transitional impairment tests on goodwill. The Company has identified only one reporting unit.

(e) Intangible assets:

Intangible assets are comprised of core technology, patents and other intellectual property. Core technology and other intellectual property are being amortized over periods ranging from three to five years. Patents, included in other intangible assets, are being amortized over their estimated useful lives of 10 years. The amortization methods and estimated useful lives are reviewed annually.

(f) Impairment of long-lived assets:

The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount to the undiscounted projected future net cash flows the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a writedown equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. The amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before discontinued operations.

(g) Short-term investments:

Short-term investments consist of cash held in term deposits with an original maturity of longer than three months at the date of acquisition.

(h) Research and development costs:

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred.

Development costs may be capitalized when the technological and financial feasibility of a project is established. These costs are subsequently amortized using the straight-line method over the related product's estimated economic life being principally three years.

(i) Foreign currency translation:

The Company records foreign currency transactions at the Canadian dollar equivalent at the date of the transaction, and translates foreign currency monetary assets and liabilities at year-end exchange rates. Exchange gains and losses are included in the statement of operations.

The Company periodically utilizes forward foreign currency exchange contracts to hedge the effect of exchange rate changes on identified foreign currency exposures. Any gains and losses on these contracts are recorded as part of the related transactions.

The operations of the Company's joint venture with Mitsui & Co., Ltd. and Mitsui & Co. (Canada) Ltd., which was wound up in 2001, were considered to be a self-sustaining foreign operation. Assets and liabilities were translated at year-end exchange rates, operating items were translated at average exchange rates and gains and losses on translation were included as a separate component of shareholders' equity and were expensed upon wind-up (see note 17).

(j) Revenue recognition:

The Company's revenues are derived from product revenues comprising primarily software license fees, engineering services, hardware sales and service revenues, which includes customer support, product upgrades, installation and training. Fees for services are billed separately from licenses of the Company's products. The Company recognizes revenue in accordance with Canadian GAAP which, in the Company's circumstances, are not materially different from the amounts that would be determined under the provisions of the American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition.

Product revenues are recognized pursuant to a contractual arrangement when software is delivered, provided the license fees are fixed and determinable, no significant obligations on the part of the Company remain outstanding and collection of the related receivable is deemed probable by management. Service revenues related to ongoing customer support and product upgrades, which are generally paid in advance and are non-refundable, are recognized over the life of the contract, which is typically 12 months, or when the services are performed. Revenues from hardware sales are recognized when the product is shipped. Revenues from engineering services, installation and training services are recognized when the services are performed.

Product license fees and service revenues that have been prepaid but do not yet qualify for recognition under the Company's revenue recognition policy are reflected as deferred revenue on the Company's consolidated balance sheet.

(k) Measurement uncertainty:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during year. Actual results could differ from those estimates.

(l) Stock options:

The Company issues stock options under the terms of its stock option plan. No compensation expense is recognized when stock or options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock options are repurchased from employees, any excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings (deficit).

(m) Accounting for income taxes:

Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(In thousands of Canadian dollars, except per share amounts)

(n) Earnings per share:

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year.

Effective July 1, 2001, the Company adopted the new recommendations of CICA Handbook Section 3500 with respect to reporting of earnings per share. The new standard requires the use of the treasury stock method for calculating diluted earnings per share. The corporation has adopted the new recommendations retroactively and no restatement was required.

2. Investment by Analogic Corporation:

On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation ("Analogic") at $2.96 per share for proceeds of $11,843. As a result of the transaction, Analogic held approximately 19.0% of the issued and outstanding common shares of the Company after giving effect to its investment. As part of the investment, Analogic guaranteed the Company's bank operating facility by way of a letter of credit issued to National Bank of Canada ("NBC"). The Company and Analogic also agreed that two nominees of Analogic will sit on the current seven-person Board of Directors. In connection with this investment, Analogic received pre-emptive rights to allow Analogic to maintain its percentage ownership in the Company in the event of certain future issuances of the Company's common shares, subject to regulatory approval. The Company issued 266,666 shares valued at $2.25 as compensation in lieu of financing fees due to a third party as a result of the Analogic investment, which has been accounted for as share issue costs. Analogic is a leading designer and manufacturer of advanced health and security systems and subsystems sold to Original Equipment Manufacturers, comprising a healthcare customer base that largely overlaps the Company's.

The use of proceeds from this financing included repayment of $4,700 of notes payable issued in connection with the acquisition of Dicomit and the repayment of the remaining bank indebtedness of approximately $3,400, which was outstanding as of September 28, 2001. The remaining proceeds were used to fund general working capital needs.

On December 14, 2001, the Company issued a US$1,000 short-term promissory note to Analogic, which was settled January 23, 2002. The note was interest bearing at US prime.

On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic at $2.35 per share for net proceeds of $1,366.

(In thousands of Canadian dollars, except per share amounts)

3. **Investment by Cerner Corporation**

As part of a software license purchase agreement signed August 29, 2001, the Company completed a private placement of 200,000 common shares on November 23, 2001 to Cerner Corporation at US$0.75 (Cdn.$1.19) per share for proceeds of $238.

4. **Bank indebtedness:**

On January 7, 2002, the Company entered into a revised banking agreement with the National Bank of Canada ("NBC"), which allows for a $9,000 operating line, bearing interest at prime plus ½% per annum. The revised banking agreement does not contain financial covenants. As part of the revised banking arrangements, Analogic has guaranteed the $9,000 operating line by way of a letter of credit issued to the bank. The letter of credit expires December 20, 2002 and is automatically renewed for periods of one year, unless NBC is otherwise notified by Analogic within sixty days of expiry. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property. Should NBC draw on the letter of credit issued by Analogic, the bank's security position will transfer to Analogic.

Subsequent to the year end, Analogic agreed to increase the letter of credit that fully guarantees the Company's bank line by $3,000, which, subject to bank approval, would increase the Company's available borrowing capacity under the current operating line to $12,000. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3,000 increase, Analogic has agreed to make available an additional $2,000 of financing if required by the Company.

5. **Notes payable**

Under the amended payment terms for the notes payable in relation to the acquisition of Dicomit, the Company paid $8,300 during the year ended June 30, 2002 to repay all outstanding notes.

	June 30, 2002	June 30, 2001
Note payable, non-interest bearing, originally repayable June 30, 2001	$ –	$ 2,800
Note payable bearing interest at a rate of 7.5%, repayable in installments of $1,000 commencing September 30, 2000, maturing June 30, 2002	–	5,500
	$ –	$ 8,300

6. **Promissory notes and subordinated convertible debentures:**

On December 22, 2000, the Company issued $6,150 of promissory notes payable (the "Notes"), due on or before May 22, 2001, bearing interest at 5%, due at maturity and 1,230,000 detachable warrants of Surgical Navigation Specialists Inc. ("SNS"), a wholly-owned subsidiary of the Company. On

(In thousands of Canadian dollars, except per share amounts)

January 19, 2001, the Company issued a further $950 of Notes, with the same terms and conditions and 270,000 detachable warrants of SNS, bringing the total of promissory notes issued to $7,100.

Under an agreement with the note-holders, the Company was required to file a prospectus with the Ontario Securities Commission in respect of the issuance of the Notes by May 22, 2001, or make a cash payment to the note-holders of $29.33 per $1,000 principal amount of the Notes. The Notes were exchangeable at the option of the Company into registered or unregistered debentures convertible into common shares of the Company at $2.50 per share. The Company received a receipt for a preliminary prospectus on April 26, 2001 but was not able, despite its efforts, to resolve all of the comments of the Ontario Securities Commission by May 22, 2001.

On May 22, 2001, the Company did not exchange the Notes into unregistered convertible debentures and had not paid the prospectus penalty of $208 nor interest due on the Notes. As a result, the Company received a letter from certain note-holders indicating an event of default and requesting payment in full.

On December 17, 2001, $3,500 of the $7,100 promissory notes outstanding were settled via conversion to 1,400,000 common shares at a conversion price of $2.50 per share.

During January 2002 and February 2002, $1,500 of promissory notes were settled via conversion to 600,000 common shares at a conversion price of $2.50.

During January 2002, $350 of promissory notes were settled by exchanging the notes for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

During May 2002, all of the remaining $1,750 of promissory notes were exchanged for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

On May 14, 2002, the Company completed a private placement of $1,068 of unsecured convertible subordinated debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

The equity component of the $3,168 unsecured convertible debentures listed above has been valued at $380 and included in capital stock.

(In thousands of Canadian dollars, except per share amounts)

7. Discontinued operations:

On June 29, 2001 the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary SNS Inc. and its subsidiaries. As a result, the Surgical Navigation business segment is presented as discontinued operations in these consolidated financial statements. Prior years' financial statements have been restated to conform to discontinued operations treatment.

On August 14, 2001, SNS obtained an order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the Order was to stay the current obligations of SNS to creditors. On April 17, 2002, the Ontario Superior Court of Justice approved SNS's Plan of Arrangement.

On October 19, 2001, the Grenoble (France) commercial court opened a procedure of compulsory liquidation against SNS Surgical Navigation Specialists (France) SAS ("SNS France"), a subsidiary of SNS. By virtue of this judgment, a liquidator has been appointed who is responsible for collecting the assets of SNS France and paying its debts. On November 2, 2001, SNS International Gmbh, a subsidiary of SNS, submitted a petition for insolvency to the Amstgericht Aalen (Germany). The Amstgericht Aalen made the decision to open a review of the matter and appointed an insolvency administrator on November 6, 2001.

As a result of these developments, the Company has lost control of both SNS France and SNS International, and the assets and liabilities of each entity have been excluded from the assets and liabilities of discontinued operations. The de-consolidation of these subsidiaries has resulted in a gain totaling $1,129, due to the loss of control by the Company of the subsidiaries' operations.

On December 10, 2001, the Company negotiated a settlement for payment of the deferred acquisition payments due to Zeiss, which included the offsetting of receivables from Zeiss and Zeiss subsidiaries with the amounts owed to Zeiss, along with a reduction in the net amounts payable. As a result, a gain of $1,173 has been recognized as part of the gain on disposition of discontinued operations (see note 8).

On March 7, 2002 SNS sold substantially all of its intellectual property for proceeds of $2,700, resulting in a gain of $2,700 on disposition of discontinued operations. The proceeds not yet distributed to creditors of SNS amounting to $226 have been included as restricted cash, pending completion of the plan of arrangement.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

(In thousands of Canadian dollars, except per share amounts)

Balance Sheet		June 30, 2002		June 30, 2001
Current assets	$	–	$	6,937
Capital assets and intangibles		–		114
Current liabilities		(4,013)		(15,835)
Non-current liabilities		(379)		–
Net assets (liabilities) of discontinued operations	$	(4,392)	$	(8,784)

Current assets of discontinued operations comprised mainly inventory and accounts receivable at June 30, 2001. Included in current liabilities at June 30, 2002 are deferred acquisition payments in the amount of $3,791 (June 30, 2001 - $9,247) and trade payables and accrued liabilities. Non-current liabilities as at June 30, 2002 consist of deferred acquisition payments in the amount of $379 (June 30, 2001 – Nil) for total deferred acquisition payments of $4,170 at June 30, 2002 (see note 8).

	Year ended June 30,		
Statement of Operations	2002	2001	2000
Revenue	$ 499	$ 17,105	$ 11,586
Loss from operations	–	(18,798)	(10,003)
Gain (loss) on disposition of discontinued operations	5,002	(22,644)	–
Income (loss) from discontinued operations	$ 5,002	$ (41,442)	$ (10,003)
Earnings (loss) per share from discontinued operations:			
Basic earnings (loss) per share from discontinued operations	$ 0.24	$ (2.50)	$ (0.70)
Diluted earnings (loss) per share from discontinued operations	$ 0.24	$ (2.50)	$ (0.70)

	Year ended June 30,		
Statement of Cash Flows	2002	2001	2000
Operating activities	$ 610	$ (8,900)	$ (14,682)
Financing activities	–	–	–
Investing activities	–	(3,621)	(1,267)
Cash provided by (used in) discontinued operations	$ 610	$ (12,521)	$ (15,949)

8. Acquisition

(a) Acquisition of Remaining Twenty Percent Interest in Surgical Navigation Specialists Inc.:

On July 1, 1998, the Company entered into an agreement with Carl Zeiss, Inc. ("Zeiss"), whereby the Company and Zeiss agreed to form SNS as a joint venture to develop and sell image-guided surgery systems. The ownership interests of the Company and Zeiss at the date of formation were 80% and 20%, respectively. Concurrent with the launch of SNS' commercial surgical navigation platform and

(In thousands of Canadian dollars, except per share amounts)

workstation in late fiscal 2000, Zeiss informed the Company of its desire to withdraw from the joint venture, thereby eliminating SNS' distribution channel.

Effective October 1, 2000, the Company acquired Zeiss' interest in SNS, whereby Zeiss exchanged its 20% ownership for $3,000 of warrants exercisable into 363,636 common shares of the Company and options to purchase SNS shares. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2,000 through either the issuance of shares or the payment of cash at the Company's option. The excess of the $3,000 purchase price over fair value of the net assets acquired was allocated to goodwill. Upon completion of the transaction, SNS became a wholly-owned subsidiary of the Company.

(b) Acquisition of IGS Business:

Contemporaneous with the acquisition of Zeiss' interest in SNS, the Company acquired certain assets, rights and contracts related to the image-guided surgery ("IGS") business of Zeiss, including assuming employment contracts for certain sales staff and applications specialists. Payment to Zeiss in connection with acquisition of the IGS business required the Company to pay for acquired inventory as it was sold and certain royalties on future sales, as the revenue associated with these sales were collected.

The acquisition was accounted for using the purchase method and the fair value of the net assets acquired was as follows:

Non-cash working capital	$ 7,271
Net assets	7,271
Total consideration (inclusive of deferred acquisition payments, see note 7)	12,157
Excess of purchase price over fair value of net assets acquired allocated to goodwill	4,886
Accumulated amortization of goodwill included under discontinued operations	(4,886)
Net value of goodwill	$ –

On December 10, 2001 the Company agreed with Zeiss, to offset all amounts owing between Zeiss entities and the Company's entities and to defer and reduce the balance owing to Zeiss entities. The revised obligation of the Company is to pay US$1,500 over 18 months commencing April 2002 and ending in September 2003, and for the Company to provide US$1,500 in software licenses and or services to Zeiss during the period December 10, 2001 to December 2004.

(In thousands of Canadian dollars, except per share amounts)

9. **Inventory:**

	June 30, 2002	June 30, 2001
Finished goods	$ 208	$ 100
Parts and components	509	738
Work-in-process	–	119
	$ 717	$ 957

10. **Capital assets:**

	June 30, 2002	June 30, 2001
Furniture and fixtures	$ 464	$ 490
Equipment	9,277	9,228
Software	3,990	3,968
Leasehold improvements	5,515	5,452
	19,246	19,138
Less accumulated depreciation	16,205	12,975
	$ 3,041	$ 6,163

11. **Other assets:**

	June 30, 2002	June 30, 2001
Share purchase loans to employees and officers	$ 1,894	$ 1,894
Other loan to officer	50	50
	1,944	1,944
Less provision for loan impairment	1,944	1,056
	$ –	$ 888

The share purchase loans are non-interest bearing and unsecured. During the year ended June 30, 2002, the Company increased the provision for loan impairment resulting in a charge to operations of $888 (June 30, 2001 - $1,056).

Loans to current employees and officers were due by October 1, 2000. Loans to former employees and officers were due on the earlier of employment termination or October 1, 2000.

(In thousands of Canadian dollars, except per share amounts)

12. **Deferred development costs:**

	June 30, 2002	June 30, 2001
Deferred development costs	$ 2,102	$ 2,102
Less accumulated amortization	1,205	649
	$ 897	$ 1,453

13. **Intangible assets:**

	June 30, 2002	June 30, 2001
Core ultrasound technology	$ 3,900	$ 3,900
Acquired workforce	–	1,800
Other acquired technology	684	684
Other intangible assets	500	350
	5,084	6,734
Less accumulated amortization	3,192	2,023
	$ 1,892	$ 4,711

Intangible amortization expense for the year ended June 30, 2002 was $1,753 (June 30, 2001 – $1,824; June 30, 2000 - $166). Effective July 1, 2001, the unamortized value of workforce which was previously included as an intangible asset was reclassified to goodwill as a result of the adoption of CICA Handbook Section 3062 (see note 14).

14. **Goodwill and intangible assets:**

In accordance with CICA 3062, the Company ceased amortizing goodwill and, on July 1, 2001, reclassified the value assigned to the workforce acquired on the acquisition of Dicomit on May 26, 2000 (an intangible asset) to goodwill with a net book value of $1,217 (original cost of $1,800 and accumulated amortization to July 1, 2001 of $583). The Company continues to amortize its remaining intangible assets as described in notes 1 and 13.

Goodwill is as follows:

	June 30, 2002	June 30, 2001
Goodwill	$ 9,053	$ 10,345
Less accumulated amortization	—	2,509
	$ 9,053	$ 7,836

This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $2,100 and a reduction in amortization expense related to intangible assets of $600 for the year ended June 30, 2002. In accordance with the requirements of CICA 3062, this change in accounting policy is

(In thousands of Canadian dollars, except per share amounts)

not applied retroactively and the amounts presented for prior periods have not been restated for this change.

The Company's pro forma net loss from operations and basic and diluted earnings (loss) per share assuming CICA 3062 had been adopted at the beginning of fiscal 2001 and 2000 are as follows:

	Year ended June 30,		
	2002	2001	2000
Reported net income (loss) from continuing operations	$ (3,551)	$ (26,359)	$ 3,335
Add: Amortization of goodwill	–	2,259	250
Amortization of intangible asset workforce	–	533	50
Adjusted net income (loss) from continuing operations	(3,551)	(23,567)	3,635
Income (loss) from discontinued operations	5,002	(41,442)	(10,003)
Adjusted net income (loss)	$ 1,451	$ (65,009)	$ (6,368)
Basic earnings (loss) per share:			
Reported net income (loss) from continuing operations	$ (0.17)	$ (1.60)	$ 0.23
Amortization of goodwill	–	0.14	0.02
Amortization of intangible asset workforce	–	0.03	–
Adjusted net income (loss) from continuing operations	(0.17)	(1.43)	0.26
Income (loss) from discontinued operations	0.24	(2.50)	(0.70)
Adjusted net income (loss)	$ 0.07	$ (3.93)	$ (0.45)
Diluted earnings income (loss) per share:			
Reported net income (loss) from continuing operations	(0.17)	$ (1.60)	$ 0.22
Amortization of goodwill	–	0.14	0.02
Amortization of intangible asset workforce	–	0.03	–
Adjusted net income (loss) from continuing operations	(0.17)	(1.43)	0.24
Income (loss) from discontinued operations	0.24	(2.50)	(0.70)
Adjusted net income (loss)	$ 0.07	$ (3.93)	$ (0.45)

15. Capital stock:

(a) The Company has authorized an unlimited number of common shares. There were 24,157,621 common shares issued and outstanding at June 30, 2002 (16,997,994 – June 30, 2001)

(In thousands of Canadian dollars, except per share amounts)

(b) The weighted average number of common shares outstanding is as follows:

	Common shares
June 30, 2002	21,365,303
June 30, 2001	16,522,465
June 30, 2000	14,238,754

(c) Stock option plan:

The Company's stock option plan was implemented to encourage ownership of the Company by directors, officers and employees of the Company and its subsidiaries. The maximum number of Common Shares which may be set aside for issuance under the plan is 4,200,000 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase the number of shares available under the Plan subject to the approval of the shareholders of the Company when required by law or regulatory authority.

Generally, options issued under the Plan vest annually over a four year period. Any option granted which, for any reason, is cancelled or terminated prior to their exercise, will become available for grant under the Plan. In accordance with the plan, the exercise price of options is determined by the fair value of the Company's Common Shares at the time the option is granted.

Options granted under the plan may be exercised during a period not exceeding seven years from the date of grant, subject to earlier termination upon the optionee ceasing to become a director, officer or employee of the Company or any of its subsidiaries, as applicable. Options issued under the plan are non-transferable.

(d) Continuity of options issued under the plan as at June 30 is as follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,526,345	$ 5.81	2,371,060	$ 6.84	1,770,635	$ 5.31
Granted	437,500	1.93	712,700	2.92	910,190	9.59
Exercised	(87,500)	2.13	–	–	(179,880)	5.65
Cancelled	(818,907)	5.31	(557,415)	6.33	(129,885)	6.73
Outstanding, end of year	2,057,438	$ 5.34	2,526,345	$ 5.81	2,371,060	$ 6.84
Options exercisable, end of year	1,176,647	$ 6.05	1,276,893	$ 5.77	1,062,525	$ 5.52

(In thousands of Canadian dollars, except per share amounts)

(e) A summary of the balances of options issued under the plan as at June 30, 2002 is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding June 30, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable June 30, 2002	Weighted average exercise price
$ 1.70 to $ 2.50	663,350	4.2 years	$ 2.07	82,850	$ 2.48
3.30 to 3.95	325,288	2.3 years	$ 3.69	316,101	3.69
4.50 to 5.90	191,250	3.8 years	$ 5.51	162,125	5.49
6.00 to 6.75	178,350	0.8 years	$ 6.28	174,413	6.28
7.00 to 9.90	699,200	3.3 years	$ 8.93	441,158	8.51
$ 1.70 to $ 9.90	2,057,438	3.3 years	$ 5.34	1,176,647	$ 6.05

16. Other charges:

	Year Ended June 30,		
	2002	2001	2000
Bad debt expense	$ 367	$ 2,845	$ 360
Operating leases	1,133	1,294	1,138
Financing costs	–	953	–
Write-down of employee share purchase and other loans receivable	888	1,056	–
Other	(252)	1,247	113
	$ 2,136	$ 7,395	$ 1,611

17. Joint venture operations:

During 1995, the Company, Mitsui & Co., Ltd. and Mitsui & Co. (Canada) Ltd. entered into an agreement to establish a joint venture. The joint venture became effective May 18, 1995 with contributions of cash by the venturers. During the year ended June 30, 2001, the Company discontinued its participation within the joint venture, resulting in a combined operating loss and loss on dissolution of $965, which includes the realization of $566 of losses attributed to historical foreign exchange rate changes and operating losses amounting to $399.

18. Income taxes:

The Company has earned estimated investment tax credits ("ITCs") on Scientific Research & Experimental Development expenditures of $4,200, which will expire within the years beginning 2003

(In thousands of Canadian dollars, except per share amounts)

through 2006. These credits, prior to their expiry, may be applied to reduce income taxes otherwise payable.

Total income tax expense varies from the amounts that would be computed by applying the effective income tax rate to the income (loss) from continuing operations before income taxes for the years ended June 30, as follows:

	Year Ended June 30,		
	2002	2001	2000
Income tax expense (recovery) computed at effective rates	$ (1,433)	$ (11,300)	$ 1,467
Decrease (increase) in income tax expense (recovery) resulting from:			
Changes in the valuation allowance for future income tax assets	287	6,332	(1,032)
Adjustments to future tax assets and liabilities for changes in substantively enacted tax rates	277	2,762	(204)
Investment tax credits not previously recognized	–	571	1,263
Utilization of loss carry forwards and investment tax credits	–	–	(1,819)
Non-deductible amortization and other non-deductible items	869	1,221	325
Loss on dissolution of joint venture	–	414	–
Actual income tax expense (recovery)	$ –	$ –	$ –

The Company uses the asset and liability method of accounting for income taxes. The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	June 30, 2002	June 30, 2001
Future income tax assets:		
Research and development expenditures carried forward	$ –	$ 8,602
Non-capital income tax losses carried forward and income tax credits	24,030	5,573
Future income tax deductions relating to accounting accruals and fixed assets	1,609	727
Share issue costs	619	353
	26,258	15,255
Less valuation allowance	(25,458)	(13,371)
	800	1,884
Future income tax liabilities:		
Future income taxes relating to intangible assets and deferred compensation	(800)	(1,884)
Total future income tax liabilities	(800)	(1,884)
Net future income tax assets	$ –	$ –

(In thousands of Canadian dollars, except per share amounts)

The valuation allowance at June 30, 2002 primarily represents income tax benefits of non-capital income tax losses carried forward and research and development expenditures which management has assessed as unlikely to be realized at this time. Consequently, the benefit of the future income tax assets has not been recognized in these consolidated financial statements.

The valuation allowance increased by $12,087 during the year ended June 30, 2002, primarily as a result of not recognizing the benefit of current net operating losses. During 2002, the Company determined that the non-capital losses carried forward of $39,398 relating to the discontinued SNS business would be available to be used against the Company's operating income. On that basis, the Company has included $13,435 of future income tax assets for 2002 related to these losses and recorded a valuation allowance in an equal amount.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. In order to fully realize the future tax asset, the Company will need to generate future taxable income of approximately $75,000 prior to the expiration of the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes that the more likely than not criteria have not been satisfied in order for the Company to realize the benefits of these deductible differences.

The Company has significant tax losses, research and development expenditures and other future income tax deductions, including investment tax credits carried forward arising from the discontinued SNS business. These tax losses amount to $71,000 and expire commencing from 2004 to 2009. The potential benefit of these losses and other deductions has not been recognized in the accounts of the Company.

19. Fair values of financial instruments:

The Company uses financial instruments, primarily forward foreign currency exchange contracts, to hedge its exposure to fluctuations in the U.S./Canadian dollar exchange rate as a result of receiving substantially all of its revenue in U.S dollars. These consolidated financial statements include, to varying degrees, elements of market, credit and exchange risk in excess of amounts recognized in the balance sheets. The Company does not require collateral or other security to support financial instruments with credit risks. At June 30, 2002, the Company has outstanding foreign currency exchange contracts that represent a commitment to sell U.S. dollars of Nil (June 30, 2001 – U.S. $1.5 million) at a weighted average exchange rate of Nil (June 30, 2001 – $1.5728). At June 30, 2001, the estimated fair value of these contracts was $54.

The Company previously held marketable securities that were carried at the lower of cost and market value.

(In thousands of Canadian dollars, except per share amounts)

The subordinated convertible debentures have been recorded at face value and bear interest at 5%, and have been described in note 6.

The Company financed specific receivables, with aggregate book values of $3,953 and received net proceeds of $3,607, through the issuance of bills of exchange. Prior to June 30, 2002, bills of exchange amounting to $2,142 were settled. Subsequent to June 30, 2002, bills of exchange amounting to $1,219 were settled. A receivable outstanding as of June 30, 2002 in the amount of US$585 was subsequently financed for net proceeds of US$533, through the issuance of a bill of exchange. The financing of receivables has been treated as a sale of receivables for accounting purposes. The Company also sold receivables amounting to $4,250 prior to June 30, 2002 for net proceeds of $3,873.

The carrying values of the Company's other financial instruments approximate their fair values due to the short term to maturity of the various instruments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. Cash equivalents are placed with high credit quality financial institutions. The Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, historical trends and other information. Credit losses have been within management's range of expectations.

20. Commitments:

The Company is committed under long-term operating leases for the rental of premises and office equipment. The minimum annual lease principal payments for the four years subsequent to June 30, 2002 are:

2003	$1,581
2004	1,367
2005	1,080
2006	1,064
2007 and thereafter	2,660

21. Segmented information and major customers:

The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components,

(In thousands of Canadian dollars, except per share amounts)

platforms, and custom engineering solutions. The Company serves one industry segment, diagnostic imaging and related information solutions.

All of the Company's revenues are exports as follows:

	Asia	United States	Europe	Total revenue
Years ended June 30				
2002	$ 23,045	$ 12,389	$ 10,063	$ 45,497
2001	19,540	17,706	9,494	46,740
2000	20,066	10,466	13,589	44,121

The following are product and service revenues of the Company:

	Year ended June 30,		
	2002	2001	2000
Software licenses	$ 27,945	$ 22,106	$ 27,372
Engineering services	15,265	17,673	14,748
Services and other	2,287	6,961	2,001
	$ 45,497	$ 46,740	$ 44,121

All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

	Year ended June 30,		
	2002	2001	2000
Customer A	22 %	27 %	29 %
Customer B	13 %	15 %	12 %
Customer C	15 %	15 %	8 %
Customer D	– %	11 %	– %
Customer E	14 %	5 %	– %
Customer F	3 %	2 %	17 %

22. Generally accepted accounting principles ("GAAP") in Canada and the United States:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. The significant differences between Canadian and United States GAAP and their effect on the consolidated financial statements of the Company are described below:

(In thousands of Canadian dollars, except per share amounts)

(a) Consolidated statements of operations:

	Year Ended June 30,		
	2002	2001	2000
Income (loss) from continuing operations, Canadian GAAP	$ (3,551)	$ (26,359)	$ 3,335
Foreign exchange gains and losses on hedged transactions (i)	(54)	269	(529)
Provision for employee share purchase loans receivable (ii)	838	1,056	–
Purchased in-process research and development expense (iii)	1,719	1,279	(5,748)
Income (loss) from continuing operations, United States GAAP	(1,048)	(23,755)	(2,942)
Income (loss) from discontinued operations	5,002	(41,442)	(10,003)
Net income (loss), United States GAAP	$ 3,954	$ (65,197)	$ (12,945)

	Year Ended June 30,		
	2002	2001	2000
Earnings per share from continuing operations:			
Basic earnings (loss) per share from continuing operations, under United States GAAP	$ (0.05)	$ (1.44)	$ (0.21)
Diluted earnings (loss) per share, under United States GAAP	$ (0.05)	$ (1.44)	$ (0.21)
Earnings per share from discontinued operations:			
Basic earnings (loss) per share from discontinued operations, under United States GAAP	$ 0.23	$ (2.51)	$ (0.70)
Diluted earnings (loss) per share from discontinued operations, under United States GAAP	$ 0.23	$ (2.51)	$ (0.70)
Earnings per share:			
Basic earnings (loss) per share, under United States GAAP	$ 0.19	$ (3.95)	$ (0.91)
Diluted earnings (loss) per share, under United States GAAP	$ 0.19	$ (3.95)	$ (0.91)

(i) Under Canadian GAAP, unrealized and realized gains and losses on foreign currency exchange contracts identified as hedges may be deferred as long as there is reasonable

(In thousands of Canadian dollars, except per share amounts)

assurance that the hedge will be effective. Under United States GAAP, deferral is allowed only on foreign currency exchange contracts that are specifically designated and documented as hedges of identifiable firm currency commitments.

(ii) Under Canadian GAAP, employee share purchase loans were included in loans receivable. Under United States GAAP, the loans would be classified as a reduction of shareholders' equity. Due to this difference, the provision for these loans for purposes of Canadian GAAP would not be recorded under United States GAAP.

(iii) Under Financial Accounting Standards Board ("FASB") Statement No. 2, "Accounting for Research and Development Costs," acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The Company acquired in-process research and development as part of the business combination with Dicomit in May 2000. It represents products in the development stage not considered to have reached technological feasibility at the time of acquisition. Such costs are required to be expensed under United States GAAP. For the year ended June 30, 2000, the adjustment represents the write-off of acquired in-process research and development recorded as no similar allocation can be recorded under Canadian GAAP. For the years ended June 30, 2002 and 2001, the adjustment represents the reversal of amortization of the capitalized in-process research and development under Canadian GAAP.

(iv) United States GAAP requires disclosure of the details of depreciation and amortization for the years ended June 30, as follows:

	2002	2001	2000
Depreciation of capital assets	$ 3,230	$ 2,464	$ 1,894
Amortization of intangible assets	34	164	–
Amortization of deferred development costs	556	311	227
Amortization of goodwill	–	2,259	250
	$ 3,820	$ 5,198	$ 2,371

(b) Consolidated statements of shareholders' equity (deficiency):

	June 30, 2002	June 30, 2001	June 30, 2000
Deficit, beginning of year, United States GAAP	$ (102,939)	$ (37,742)	$ (24,797)
Net income (loss), United States GAAP	3,954	(65,197)	(12,945)
Deficit, end of year, United States GAAP	$ (98,985)	$ (102,939)	$ (37,742)

(In thousands of Canadian dollars, except per share amounts)

(c) Consolidated statements of cash flow:

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the statements of cash flows. United States GAAP does not permit this subtotal to be included. In addition, under U.S. GAAP the increase or decrease in bank indebtedness is classified as a financing activity.

(d) Other disclosures:

(i) Stock-based compensation:

Beginning in 1996, SFAS 123, Accounting for Stock-based Compensation, encourages, but does not require, companies to record compensation costs for employee stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method prescribed by existing accounting pronouncements in effect in the United States. SFAS 123 does require the disclosure of pro forma net income (loss) and income (loss) per share information as if the Company had accounted for its employee stock options under the fair value method. Accordingly, the fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions for 2002, 2001 and 2000: risk-free rate of 4.0% (2001 – 5.9%; 2000 – 6.0%), dividend yield of 0%, a volatility factor of the expected market price of the Company's shares of 79% (2001 – 80%; 2000 – 60%), and a weighted average expected life of the options in 2002, 2001 and 2000 of five years. The weighted average grant date fair values of options issued in 2002 was $1.90 per share (2001 – $2.93 per share; 2000 – $5.46 per share). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the year ended June 30, 2002, the Company's United States GAAP pro forma net income (loss) from continuing operations is $(1,579) (2001 – $(24,693); 2000 – $4,275) and basic income (loss) per share from continuing operations is $(0.07) (2001 – $(1.49) per share; 2000 – $0.30 per share). The effects on pro forma disclosure of applying SFAS 123 are not necessarily representative of the effects on pro forma disclosure in future years.

(ii) Under United States GAAP, interests in joint ventures are accounted for using the equity method of accounting as opposed to proportionate consolidation. The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. During the year ended June 30, 2001, the Company discontinued its participation within the joint venture, resulting in a combined operating loss and loss on wind up of $965. Under United States GAAP, the consolidated balance sheets would contain the following:

(In thousands of Canadian dollars, except per share amounts)

	June 30, 2002	June 30, 2001
Investment in Nippon Cedara Corporation	$ –	$ –

The consolidated statements of operations would contain the following:

	Year ended June 30,		
	2002	2001	2000
Equity in profits (losses) of Nippon Cedara Corporation	$ –	$ (965)	$ 230

In addition to the above disclosures, the consolidated balance sheets, statements of operations and cash flows would be reduced by their values and changes in values that were proportionately accounted for in the consolidated financial statements under Canadian GAAP.

A summary of the Company's proportionate share in Nippon Cedara Corporation is as follows:

	2002	2001	2000
Current assets	$ –	$ –	$ 1,589
Long-term assets	$ –	$ –	$ 81
Current liabilities	$ –	$ –	$ 57
Revenue	$ –	$ –	$ 1,744
Expenses	$ –	$ –	$ 1,281
Net income (loss)	$ –	$ (965)	$ 463
Cash flow used:			
Operating activities	$ –	$ (566)	$ 404
Investing activities	$ –	$ –	$ –

(iii) As of January 1, 1998, the Company implemented SFAS No. 130, "Reporting Comprehensive Income." This pronouncement, which is solely a financial statement presentation standard, requires the Company to disclose non-owner charges included in equity but not included in earnings. These charges include the fair value adjustment to certain available for sale securities, the foreign currency translation adjustments and the minimum pension liability adjustment. Comprehensive earnings (losses) from continuing

(In thousands of Canadian dollars, except per share amounts)

operations for the years ended June 30, 2002, 2001 and 2000 were $(1,048), $(23,128) and $(3,060), respectively.

(iv) The allowance for doubtful accounts as at June 30, 2002 was $881 (2001 – $2,873).

(v) Rent expense under operating leases from continuing operations for the year ended June 30, 2002 amounted to $1,007 (2001 – $1,045; 2000 – $1,098).

(vi) United States GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at June 30, 2002 were $2,003 (2001 – $2,325). At June 30, 2002 and 2001, there were no accrued liabilities that exceeded 5% of current liabilities.

(vii) The Company has disclosed income before goodwill amortization, which is not a permitted disclosure under United States GAAP. For U.S. GAAP purposes goodwill amortization would be included in expenses and deducted in the determination of income (loss) before interest income.

(viii) The Company has recorded a compound instrument under Canadian GAAP in connection with the unsecured convertible debentures issued during fiscal 2002 and 2001. United States GAAP does not permit separate recognition of the financial liability and equity components. Accordingly, the note payable would be classified entirely as notes payable for United States GAAP reporting purposes for the year-ended June 30, 2002. The change in classification did not affect the consolidated statements of operations. During the year ended June 30, 2001, the equity portion of the financial instrument related to the notes issued in connection with the acquisition of Dicomit were reclassified to notes payable, resulting in no difference in treatment under Canadian GAAP and United States GAAP.

(ix) Under United States GAAP, amortization of deferred compensation would be included in general and administrative expenses.

23. Recent accounting pronouncements:

In December 2001, the CICA approved Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." This new Section establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made to employees and non-employees in exchange for goods and services.

Section 3870 requires a fair value based method of accounting for all awards granted to non-employees, and for certain, but not all, awards granted to employees. For all other types of awards, the Company may elect not to apply the fair value based method as a matter of policy.

(In thousands of Canadian dollars, except per share amounts)

The standard is effective for fiscal years beginning on or after January 1, 2002, and applies to awards granted on or after the date of adoption. Certain types of awards granted prior to and remaining outstanding at the date of adoption will be captured within the scope of the new standard. The Company is currently assessing the impact of this new standard.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset.

In October 2001, FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing July 1, 2002, to be applied prospectively.

In April 2002, the FASB issued Statement No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("Statement 145"), which provides for the recission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. In addition, gains and losses from extinguishment of debt will not longer be classified as an extraordinary item. The Statement will be effective for fiscal 2003, with early adoption of the provisions related to the classification of gains and losses on extinguishment of debt encouraged. Upon adoption, enterprises must reclassify prior period items that do not meet the extraordinary item classification criteria in APB 30. The Company plans to adopt the provisions of Statement 145 in fiscal 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). SFAS 146 requires that a liability be recognized for those costs associated with an exit or disposal activity only when the liability is incurred. In contrast, under Issue 94-3, a liability for an exit cost was recognized when the company committed to the exit plan. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

The Company has not yet determined the effect that the adoption of these Standards will have on its financial position, results of operations or cash flows.

24. Comparative figures:

Certain prior years' figures have been reclassified to conform with the current year's presentation.

CEDARA™

Software with Vision

02 NOV 13 PM 5:29

CEDARA
Software with Vision

CEDARA SOFTWARE CORP.
ANNUAL MEETING

November 26, 2002

IMPORTANT INFORMATION FOR SHAREHOLDERS

This booklet explains

- how to vote on various issues which are important to the future of the Company
- how to exercise your vote even if you cannot attend the meeting
- what occurs at the meeting
- details of the resolutions to be voted on at the meeting

....and it contains

- an official Notice of Meeting
- management's request that you assign your vote to support its proposals ("Solicitation of Proxies")
- a blue form (the "Proxy Form") that you can use to vote your shares without attending the shareholders' meeting
- background information you need to understand the issues

TABLE OF CONTENTS

MAJOR ISSUES OF THE MEETING

Shareholders are cordially invited to attend Cedara Software Corp.'s 2002 Annual Meeting to be held on November 26, 2002, where management will report on Cedara's performance for you during the previous fiscal year and will share with you their plans and proposals for the coming year.

The meeting will deal with the usual matters such as the presentation of financial results and the election of Directors and appointment of auditors.

You will notice that our proxy circular and supporting materials are presented differently than your typical company. We hope that you will find this format easier to read and most importantly, easier to understand. We would welcome your comments and any suggestions for further improvements.

PLEASE NOTE: An official form of proxy (blue document) is also enclosed in this package. This form can be used to vote your common shares if you cannot attend the 2002 Annual Meeting in person. Instructions on how to vote using this proxy document are found on page 4.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

CEDARA SOFTWARE CORP.

This is to formally notify you about your forthcoming Annual Meeting, at which you will be given the opportunity to express your views, elect Directors for the coming year and appoint auditors for the company. The meeting will be held:

on	Tuesday, November 26, 2002
at	3:00 p.m.
at the	Sheraton Centre Hotel, Essex Ballroom,
	123 Queen Street West, Toronto, Ontario

Doors will open at 2:30 p.m. for refreshments. As a shareholder, you are entitled to attend at the meeting and to cast one vote for each share you own. If you cannot attend, you can still vote by using the blue proxy form included in this package. The attached circular explains how to do this and how the voting process works. To be valid, the blue proxy form must be received by the Company's transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, Toronto, Ontario M5J 2Y1, no later than 5 p.m. (Toronto time) on Monday, November 25, 2002 or, if the meeting is adjourned, no later than 48 hours, excluding Saturdays and statutory holidays, preceding the time of such adjourned meeting, at the offices of Computershare Trust Company of Canada (called "Computershare Trust" from now on).

At the meeting, management will present the financial statements for the fiscal year ended June 30, 2002, and the Auditors' Report on these statements. Shareholders will then:

- appoint auditors for 2002-2003 and authorize the Directors to fix the remuneration of the auditors;
- elect Directors for 2002-2003; and
- transact any other business that is properly brought before the meeting.

BY ORDER OF THE BOARD

Mississauga, Ontario
October 28, 2002

Fraser Sinclair
Chief Financial Officer and Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR
CEDARA SOFTWARE CORP.

Information for Shareholders about the 2002 Annual Meeting

All information in this booklet is current as of October 18, 2002, unless otherwise indicated.

This booklet, called a Management Information Circular (simply referred to as the "Circular" from now on), has been sent to all shareholders, together with a Notice of the Annual Meeting of the Shareholders (called the "Meeting" from now on) and an official proxy form (printed on blue paper), by the Directors of Cedara Software Corp. (called "Company" from now on).

The booklet's purpose is:

- to explain how you, as a shareholder in the Company, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf at the Meeting;
- **to request that you authorize the Company's Chairman (or his alternates) to vote your shares as you direct in the proxy form - see the attached blue proxy form;**
- to inform you about the business to be conducted at the Meeting, including the election of Directors for the coming year; and
- to give you some important background information about the Company.

VOTING

WHO CAN VOTE?

One Vote Per Common Share

Each shareholder is entitled to one vote for each common share registered in his or her name as of the record date of October 25, 2002. If a shareholder transfers some common shares after this date to someone else, and that person becomes a registered common shareholder of the Company, the new shareholder may vote the transferred common shares at the Meeting provided he or she has asked the Company's transfer agent, Computershare Trust, to include his or her name in the list of common shareholders. This request must be made at least ten days before the Meeting (i.e. no later than Friday, November 15, 2002).

If you are a non-registered shareholder, which means someone else (most likely your broker or securities dealer) is the registered holder of your shares, and you have received this booklet from them, follow the instructions provided by them as to how to vote your shares at the Meeting or by proxy (see discussion below under "Voting By Proxy").

LARGE SHAREHOLDERS

As of the record date of October 25, 2002, there were 24,157,621 common shares of the Company issued and outstanding. As far as the Directors and Senior Officers of the Company are aware, Analogic Corporation is the only shareholder which beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the Company's common shares. As of the record date of October 25, 2002, Analogic Corporation held 4,580,461 issued and outstanding common shares of the Company which represents an approximate 19 percent interest in the Company on a non-diluted basis.

QUORUM

The presence of shareholders entitled to vote $33^1/_3$ percent of the Company's common shares, whether present in person or by proxy, constitutes a quorum at the Meeting. The Company's list of registered common shareholders as of October 25, 2002 has been used to send out the Notice of Annual Meeting of Shareholders that accompanies this Circular, and to determine who is eligible to vote.

VOTING IN PERSON

If you attend the Meeting in Toronto on November 26, 2002, and are a registered shareholder, you can cast one vote for each of your registered common shares on any and all resolutions put before the Meeting. This includes the election of Directors (see page 8), the appointment of auditors (see page 8), and any other business that arises at the Meeting. **You may dissent from any matter proposed at the Meeting by voting your common shares against the resolution at the Meeting.**

VOTING BY PROXY

If you do not come to the Meeting, are unable to come for whatever reason, or if you do not wish to personally cast your votes, you can still make your votes count by transferring them to someone who will be there and who will vote on your behalf. You can either tell that person how you want to vote, or let him or her choose for you. This is called *voting by proxy*.

What Is a Proxy?

A *proxy* is a document that authorizes someone else to cast your votes for you at the Meeting. The blue document enclosed in this package is the proxy form for the Meeting. Use it to assign your votes to the Company's Chairman (or his alternates) or to someone of your choice. You may also use any other legal proxy form.

Appointing a Proxyholder

Your *proxyholder* is the person you appoint to cast your votes for you. You can choose the Company's Chairman (or his alternates) or anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person's name in the blank space near the top of the enclosed proxy form. If you want to authorize the Company's Chairman (or his alternate) as your proxyholder, then leave the line near the top of the proxy form blank. The Chairman's and alternates' names are already on the form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting. **If you return the attached proxy to the Company, leaving the line for the proxyholder's name blank, then the Chairman or his alternates will automatically become your proxyholders.**

You can instruct your proxyholder how you want to vote on the matters listed in the Notice of Annual Meeting of Shareholders by checking the appropriate boxes on the proxy form. If you do not check any boxes, your proxyholder can vote your common shares as he or she sees fit (see "Your Proxy Vote," page 6).

To be valid, the proxy must be returned to the Toronto office of the Company's transfer agent, Computershare Trust Company of Canada,

at 100 University Avenue
Toronto, Ontario M5J 2Y1

or forwarded by facsimile to (416) 981-9800

by 5 p.m. (Toronto time) on November 25, 2002

Changing Your Mind

If you want to revoke your proxy after you have signed it over to someone, you can do so by you or your attorney clearly indicating in writing that you want to revoke your proxy, and delivering this written document to the following address:

Cedara Software Corp.
6509 Airport Road, Mississauga, Ontario L4V 1S7
Attention: Fraser Sinclair
Chief Financial Officer and Corporate Secretary
Fax: 905-671-7972

This revocation must be received by the Company by 5 p.m. (Toronto time) on November 25, 2002 (or by 5 p.m. (Toronto time) on the last business day before the date of the continuation after any adjournment of the Meeting), or by the Chairman himself on the day of the Meeting (or of the continuation after adjournment of the Meeting), or in any other way the law permits.

If you revoke your proxy and do not replace it with another that is deposited with the Company's Mississauga office or with its transfer agent, Computershare Trust, on or before the deadline (November 25, 2002), you can still vote your own common shares in person at the Meeting provided you are a shareholder whose name appears on the shareholders' registry of the Company as a registered shareholder. If not, contact your broker (or other person who is the registered holder of your shares) for information on how to vote your common shares in person at the Meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly (exactly as your name appears on the proxy form), and returned it to the transfer agent by the deadline, then your proxyholder can vote for you at the Meeting. If you have specified on the proxy form which way you want to vote on a particular matter (by checking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your common shares that way on any ballot ("Withhold" means "Abstain from voting").

If you have NOT specified how to vote on a particular matter, your proxyholder can vote your common shares as he or she sees fit. If the Company's Chairman or his alternate is your proxyholder (by leaving the line for the proxyholder's name blank), your common shares will be voted at the Meeting as follows:

- FOR the reappointment of KPMG as auditor; and
- FOR management's list of candidates for election as Directors.

For more information on any of these matters, See "Business of the Meeting" beginning on page 7. If any other issues properly arise at the Meeting that are not described in the Notice of Annual Meeting of Shareholders, or if any amendments are proposed to the matters described in the notice, your proxyholder can vote your common shares as he or she sees fit. The Notice of Annual Meeting of Shareholders includes all the matters known to management as of this date.

Solicitation of Proxies

The Company requests that you fill out the blue proxy form (enclosed) to ensure your votes are exercised at the Meeting if you will be unable to attend the Meeting, or otherwise unable or unwilling to vote your common shares personally at the Meeting. If you leave the line near the top blank, and do not specify how the common shares are to be voted on particular resolutions, the Chairman (or his alternates) will vote your common shares as described above. **This solicitation of your proxy (your vote) is made on behalf of management of the Company.**

The Company will pay the cost of this request, which will be primarily by mail. Regular employees of the Company, or the representatives of Computershare Trust, may also ask for proxies to be returned, but will not be paid any additional compensation for doing so.

How A Vote Is Passed

All matters that are scheduled to be voted upon at the Meeting are **ordinary resolutions**. Ordinary resolutions are passed by a simple majority, i.e. if more than half of the votes that are cast are in favour, then the resolution passes.

All proxies must be returned to Computershare Trust, who will count the proxies and tabulate the results, which will be verified by the employees of Computershare Trust who will act as the Meeting scrutineers (officials who ensure votes are conducted fairly and correctly). Computershare Trust will refer a proxy to the Company only if it has a comment intended for the Company's management on it, or if there is any legal reason to do so.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements for the fiscal year ended June 30, 2002, will be presented by management. The financial statements for the fiscal year ended June 30, 2002, are contained as an insert in the 2002 Annual Report of the Company. Copies of 2002 Annual Report together with this Circular have been mailed to shareholders. This will be followed by the presentation of the auditors' report on the financial statements.

There are two matters of business (known as proposals) which will be voted on by shareholders at the Meeting.

PROPOSALS

1. Appointment of Auditors and Authorization of the Directors to Fix the Remuneration of the Auditors

KPMG has been the Company's auditor since 1986. Management proposes that KPMG be reappointed as the Company's auditor. Unless otherwise specified in the proxy form, the Chairman or his alternate (who are named as proxy holders) will vote the proxies they receive FOR the reappointment of KPMG as auditor until the close of the next annual meeting of shareholders, and to authorize the Directors to fix the remuneration of the auditors.

2. Election of Directors

The term of office of each of the current Directors expires at the Meeting, and the next item of business is to elect successors. Unless otherwise instructed, the persons designated in the proxy form intend to vote FOR the nominees proposed by management and listed below.

If any of the nominees are unwilling or unable at the time of the Meeting to stand for election, the persons designated in the proxy form will vote at their discretion for a substitute nominee or nominees unless they have been otherwise instructed on the form.

The Directors elected at the Meeting will each serve until the next annual meeting of shareholders, unless any of them steps down earlier for any reason. The Company's Directors receive fees and other compensation as outlined under the section beginning with "Directors' and Officers' Remuneration" on page 9.

The Proposed Directors

The Company's management proposes that the list of seven candidates specified in the table below be elected as Directors for the upcoming year.

Table 1 shows the names and primary occupations of the nominees, as well as how long they have been on the Board. It also shows how many common shares they own or control, and what Board committees they are a part of.

Table 1: Management's List of Candidates for Director

Name	Position and Offices with the Company	Principal Occupation	Director Since	Number of Shares Beneficially owned Directly or Indirectly or over which Control or Discretion is Exercised.
PETER COOPER	Chairman, Chair of the Organization Dynamics Committee, Member of the Audit & Corporate Governance Committee	President of P.J. Cooper & Company Inc.	February 7, 2001	6,500

Table 1: Management's List of Candidates for Director				
Name	*Position and Offices with the Company*	*Principal Occupation*	*Director Since*	*Number of Shares Beneficially owned Directly or Indirectly or over which Control or Discretion is Exercised.*
BERNARD GORDON	Director, Member of the Organization Dynamics Committee	Chairman of the Board of Directors, Executive Chairman and Chief Executive Officer of Analogic Corporation	October 24, 2001	Nil
ARUN MENAWAT	Director, President and Chief Operating Officer	President and Chief Operating Officer of the Company	October 24, 2001	12,020
JOHN MILLERICK	Director, Member of the Audit & Corporate Governance Committee, Member of the Organization Dynamics Committee	Senior Vice President and Chief Financial Officer of Analogic Corporation	April 17, 2002	Nil
STEPHEN PINCUS	Director	Partner of Goodmans LLP	September 25, 2002	Nil
RAM RAMKUMAR	Director, Chair of the Audit & Corporate Governance Committee	President and Chief Executive Officer of INSCAPE Corporation	April 17, 2002	40,000
ABE SCHWARTZ	Director, Chief Executive Officer	Chief Executive Officer of the Company	August 8, 2002	247,328

Note: The information as to common shares beneficially owned, or over which control or direction is exercised, has been furnished by the respective nominees individually and has not been independently verified by the Company.

COMPENSATION AND OTHER INFORMATION

DIRECTORS' AND OFFICERS' REMUNERATION

The Company currently has seven Directors; two executive Directors and five non-executive Directors.

During the fiscal year ended June 30, 2002, the Company's five non-executive Directors received annual retainers and Directors' fees totaling $207,500 for their services, which total includes fees of $60,000 paid to the independent committee of the Board as detailed below.

Fees paid to each non-executive Director consisted of an annual retainer of $15,000, paid in quarterly installments, plus $1,000 for each Board meeting attended, $500 for each committee meeting attended and $250 for telephone conference calls. William Breukelman, who acted as the Lead Director up to December 31, 2001, received an additional retainer of $7,500. Each Committee Chairman received an additional $1,500 annual retainer, paid in quarterly installments. Out-of-town Directors received an additional $1,000 for each meeting attended. The Company also reimbursed Directors' for travel expenses and other out-of-pocket expenses incurred in attending meetings.

The executive Directors received no compensation for serving as directors beyond that provided for by their employment. Non-executive Directors Bernard Gordon and John Millerick have waived all directors' compensation.

On July 5, 2001, the Board established an independent committee of the then Board of Directors comprising three members: Paul Echenberg, Eric Duff Scott and Peter Cooper. The Committee was established to review strategic alternatives to enhance shareholder value. Mr. Echenberg, as the chair of the independent committee, received a fee of $30,000 for his participation on the committee. Each of Mr. Scott and Mr. Cooper received a fee of $15,000.

During the fiscal year ended June 30, 2002, the Board granted options to four non-executive Directors constituting an aggregate of 41,000 common shares at an exercise price equal to the closing price of the Company's common shares on the day before the grant. A majority of these options may be exercised over a seven-year period; 25% of the options vest one year after the date of the grant and an additional 25% of the options vest per year over each of the following three years. The remaining options may be exercised over a three year period and vest immediately.

The Company's Officers, full-time employees, and Directors may all participate in the Company's Plan. (See "Option Grants to Named Executive Officers" on page 16).

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company insures against liability for acts or omissions by Directors or Officers in their capacities as Directors or Officers of the Company, subject to certain exclusions set forth in the insurance policy. The Company has two Directors' and Officers' insurance policies. These insurance policies also insure the Company against all losses incurred through indemnifying the Company's Directors and Officers against claims for acts or omissions, subject to the same exclusions. The maximum deductible for the Company is US$150,000 for claims. There is no deductible for individual Directors and Officers. The maximum amount of insurance payable under the primary policy is US$5,000,000 for each loss. Effective July 3, 2002, the Company further insured the Directors and Officers with an excess policy of US$5,000,000 for each loss with no deductible. Both policies expire on October 31, 2002, and are expected to be renewed on similar terms. The premiums paid by the Company in respect of the above Directors' and Officers' liability insurance was US$210,000.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

The total indebtedness to the Company of all current and former Officers or their associates and employees as of October 18, 2002, was $1,870,684. No Director, nor any nominee proposed for election as a Director, was indebted to the Company.

Table 2 sets forth the particulars of interest free demand loans made by, or outstanding to, the Company during the year ended June 30, 2002 to encourage current and former Executive Officers or Senior Officers of the Company, to buy common shares of the Company.

Table 2: Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs						
Name and Principal Position	Involvement of Company	Original Date of Loan	Largest Amount Outstanding During Fiscal Year 2002 ($)	Amount Outstanding as at October 25, 2002 ($)	Financial Assisted Securities purchased during FY2002	Security for Indebtedness
MICHAEL GREENBERG Chairman and Chief Executive Officer (1)	Loan by Company	1992	837,960	837,960	Nil	None
SHLOMIT DEKEL Vice President and General Manager, Engineering Services and Navigation	Loan by Company	1992	11,250	11,250	Nil	None
DORON DEKEL Consultant (2)	Loan by Company	1992	90,625	90,625	Nil	None

Note:

(1) Effective September 12, 2002, Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company. The Company has entered into an agreement in principle with Mr. Greenberg with respect to his severance arrangements, which agreement remains subject to the Company and Mr. Greenberg entering into a formal settlement agreement. The agreement includes the terms of repayment of Mr. Greenberg's outstanding loan to the Company.

(2) Mr. Doron Dekel, a past Vice President, Advanced Technologies, of the Company is the spouse of Ms. Shlomit Dekel. During the year ended June 30, 2002, the Company paid consulting fees of $326,600 to Claron Technology Inc., a company in which Mr. Dekel holds a 50% interest.

Table 3 sets forth the particulars of an interest-free demand loan made to Michael Greenberg, former Chairman and Chief Executive Officer of the Company, for the purchase of a house.

Table 3: Indebtedness of Directors, Executive Officers and Senior Officers (other than for Securities Purchase Programs)					
Name and Principal Position	Involvement of Company	Original Date of Loan	Largest Amount Outstanding During Fiscal Year 2002 $	Amount Outstanding as at October 25, 2002 $	Security for Indebtedness
MICHAEL GREENBERG Chairman and Chief Executive Officer (1)	Loan by Company for house purchase	1989	50,000	50,000	None

Note:

(1) Effective September 12, 2002, Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company. The Company has entered into an agreement in principle with Mr. Greenberg with respect to his severance arrangements, which agreement remains subject to the Company and Mr. Greenberg entering into a formal settlement agreement. The agreement includes the terms of repayment of Mr. Greenberg's outstanding loan to the Company.

As of June 30, 2002, a valuation reserve against the full value of the loans outstanding in Tables 2 and 3 above has been recorded in the Company's financial statements (see note 11 to the June 30, 2002 financial statements.)

EXECUTIVE COMPENSATION

Summary of compensation

Table 4 provides a summary of compensation paid during each of the Company's last three fiscal years to the Chief Executive Officer and the Company's four most highly paid executive officers (referred to below as the "Named Executive Officers").

Table 4: Executive Compensation Table

Name and Principal Position	*Year*	*Annual Compensation*			*Long-Term Compensation Awards*		
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common shares Under Option Granted (#)	Restricted Shares Awarded ($)	All Other Compensation ($)
MICHAEL GREENBERG, Chairman and Chief Executive Officer[(1)]	2002 2001 2000	353,000 353,000 353,000	- - -	45,589 65,976 65,124	Nil 40,000 214,800	Nil Nil Nil	- - -
ARUN MENAWAT President and Chief Operating Officer[(2)]	2002 2001 2000	391,962 305,000 253,846	- - -	70,720 94,600 46,481	238,000 25,000 30,000	Nil Nil Nil	- 40,887 22,864
SHLOMIT DEKEL Vice President and General Manager, Engineering Services and Navigation[(3)]	2002 2001 2000	225,000 225,000 207,916	- - -	13,400 10,368 13,700	Nil 15,000 50,000	Nil Nil Nil	- - 11,036
FRASER SINCLAIR Chief Financial Officer and Corporate Secretary[(4)]	2002 2001 2000	199,231 - -	- - -	14,813 - -	75,000 Nil Nil	Nil Nil Nil	- - -
MARCEL SWENNENHUIS Vice President, European Operations[(5)]	2002 2001 2000	196,000 173,892 -	- - -	23,654 20,986 -	18,750 6,250 Nil	Nil Nil Nil	- - -

Notes:

(1) Other annual compensation includes normal Executive level benefits plus imputed interest of $33,378 (2002), $53,278 (2001), and $46,773 (2000) related to indebtedness to the Company in connection with the non-interest bearing loans to purchase securities of the Company and a non-interest bearing housing loan set forth in tables 2 and 3. Effective September 12, 2002, Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company.

(2) Pursuant to Arun Menawat's retention agreement he is entitled to an annual salary of $400,000 effective August 1, 2001 but has received cash payments of $305,000 during fiscal 2002. The difference has been accrued but not paid as of the date hereof and is included under salary. Other annual compensation includes normal Executive level benefits plus tax equalization payments of $59,004 (2002), $85,000 (2001) and $36,057 (2000). All other compensation relates to relocation costs of $40,887 (2001) and $22,864 (2000).

(3) Other annual compensation includes normal Executive level benefits and imputed interest in connection with the indebtedness set forth in Table 2. All other compensation for fiscal 2000 of $11,036 was for Shlomit Dekel temporarily acting as Vice President, Sales, in addition to her regular duties.

(4) Fraser Sinclair's employment commenced on July 3, 2001. Other annual compensation includes normal Executive level benefits.

(5) Other annual compensation includes disability insurance premiums of $6,014 (2002), and $5,336 (2001) and pension contribution premiums of $17,640 (2002) and $15,650 (2001).

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Mr. Michael Greenberg was the Chairman and Chief Executive Officer of the Company until his resignation on September 12, 2002. The Company had an understanding with Mr. Greenberg pursuant to which he was entitled, during the period of his employment, to an annual base salary of $353,000 and to participation in the Company's bonus and executive benefits programs. In addition, the Company entered into an incentive retention agreement with Mr. Greenberg dated September 21, 2001. The incentive retention agreement made Mr. Greenberg eligible for a one-time incentive bonus of $353,000 for completion of a successful transaction, as defined within the incentive retention agreement, which definition includes the raising of no less than $15,000,000 by the issuance of debt or equity securities of the Company, or any prepayment by any customer, or any combination of the foregoing, and which the Board of Directors in its sole discretion determines is sufficient to adequately address the liquidity needs of the Company. The incentive retention agreement was to terminate on November 30, 2001 if a successful transaction had not closed by that date. The incentive bonus was accrued in the financial statements of the Company for the year ended June 30, 2002, but has not been paid.

The Company has entered into an agreement in principle with Mr. Michael Greenberg with respect to his severance arrangements, which agreement remains subject to the parties entering into a formal agreement in full and final settlement. The severance arrangements include payment of 24 months' salary continuation at $353,000 per year (less certain deductions), continuation of Mr. Greenberg's medical, dental and life insurance benefits until September 12, 2004 and 8 annual payments of $144,000 commencing September 12, 2005. Mr. Greenberg's outstanding loan from the Company will be repaid in annual installments of $78,000 commencing September 12, 2005 with any remaining balance to be repaid on September 12, 2012. Mr. Greenberg will pledge 266,000 of his shares of the Company as security for repayment of the outstanding loan. The pledged shares may be sold from time to time with the proceeds applied towards the repayment of Mr. Greenberg's outstanding loan. In addition, the exercise period for Mr. Greenberg's 279,800 options to acquire shares of the Company will not be accelerated by virtue of the termination but will instead expire on their respective originally scheduled expiry date. The Company and Mr. Greenberg are in the process of settling a formal settlement agreement.

The Company has entered into a retention agreement with Mr. Arun Menawat effective as of August 1, 2001. Mr. Menawat is entitled to an annual salary of $400,000. Under the terms of the retention agreement, Mr. Menawat received a retention grant of 238,000 stock options on August 13, 2001, vesting over a period of three years from August 1, 2001. If the Company terminates Mr. Menawat's employment without cause (as defined within the retention agreement), the Company is required to pay a lump sum severance payment equivalent to 24 months of salary together with the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term, continued participation in the benefit plans for the severance term and accelerated vesting of any options granted. All options will expire six months from the date of termination. On an effective change of control (as defined in the retention agreement), if Mr. Menawat is terminated within 18 months of the date of the effective change of control, he is entitled to the monthly average of the previous year's bonus amount, if any, multiplied by 24 months multiplied by 1.5, in addition to the other salary and benefits described above.

The Company has entered into an employment agreement with Ms. Shlomit Dekel dated as of August 15, 2001. Ms. Dekel is entitled to receive an annual salary of $225,000. If the Company terminates Ms. Dekel's employment without cause (as defined within the employment agreement), the Company is required to pay salary continuance equal to eight months of salary plus one month per year of service to a maximum of eighteen months taking into account service since August 6, 1991. Ms. Dekel is also entitled to the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term, and continued participation in the benefit plans for the severance term. Should Ms. Dekel secure comparable employment prior to the completion of the severance period, 50 percent of the balance owing will be paid to Ms. Dekel as a lump sum.

The Company has entered into an employment agreement with Mr. Fraser Sinclair dated as of June 28, 2001. Mr. Sinclair is entitled to receive an annual salary of $200,000. Under the terms of the employment agreement, Mr. Sinclair received a recruitment grant of 75,000 stock options on July 3, 2001 vesting equally over a period of three years. If the Company terminates Mr. Sinclair's employment without cause (as defined within the employment agreement), the Company will pay a lump sum severance payment equivalent to 15 months of salary if Mr. Sinclair is terminated within the first 10 years of employment, otherwise Mr. Sinclair shall be entitled to a lump sum severance payment of 22 months of salary. Mr. Sinclair is also entitled to the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term, continued participation in the benefit plans for the severance term and accelerated vesting of any options granted. All options will expire six months from the date of termination. On an effective change of control (as defined in the employment agreement), if Mr. Sinclair is terminated within 18 months of the date of the effective change of control, he is entitled to a lump sum severance payment equal to 22.5 months of salary (15 months multiplied by 1.5) plus the monthly average of the previous year's bonus amount, if any, multiplied by 15 months multiplied by 1.5. On a legal change of control (as defined in the employment agreement), and if Mr. Sinclair elects to resign his employment with the Corporation within six months of the date of the legal change of control, Mr. Sinclair is entitled to receive the same benefits described above under an effective change of control.

The Company has entered into an employment agreement with Mr. Marcel Swennenhuis dated as of August 14, 2001 and an addendum to the employment agreement dated as of September 20, 2001. During fiscal year 2002, Mr. Swennenhuis received an annual salary of Euro 140,000 (Cdn.

$196,000 at the average exchange rate for fiscal year 2002 of Cdn. $1.40). If the Company terminates Mr. Swennenhuis' employment without cause (as defined within the employment agreement), the Company is required to pay salary continuance equal to eight months of salary plus one month per year of service to a maximum of eighteen months taking into account service since September 1, 2000. Mr. Swennenhuis is also entitled to the monthly average of the previous year's bonus amount, if any, multiplied by the number of months of the severance term and continued participation in the benefit plans for the severance term. Should Mr. Swennenhuis secure comparable employment prior to the completion of the severance period, 50 percent of the balance owing will be paid to Mr. Swennenhuis as a lump sum.

STOCK OPTIONS

To encourage a proprietary interest in the Company through share ownership, and to provide an incentive to help maximize the growth and development of the Company, a stock option incentive plan was established by the Company in 1995. Directors, Officers and full-time employees of the Company are eligible to participate in the Plan.

Currently the aggregate number of common shares which may be issued pursuant to the Plan may not exceed, in the aggregate, 4,200,000 common shares. The aggregate number of common shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of common shares outstanding on a non-diluted basis at the time of the grant. The exercise price of an option granted under the Plan cannot be less than the market price in Canadian Dollars of the common shares on the Toronto Stock Exchange one trading day prior to the effective date on which the option is granted. The term of the option shall not be less than one year and not be more than ten years from the date the option is granted. If an optionee resigns as a Director, Officer or employee of the Company, or his or her employment is terminated for cause, all options held by such persons are terminated unless the Board exercises its discretion to extend the period during which such optionee may exercise the options. If an optionee's employment is terminated by the Company other than for cause, all vested options held by such person may be exercised until the earlier of six months following the date of such termination of employment and the close of business on the date of expiry of the option, subject to the Board exercising its discretion to extend the period during which such optionee may exercise the options. If, prior to the expiry of an option, the optionee dies, vested options are exercisable, to the extent that such Optionee was entitled to do so, until the earlier of the first anniversary of the date of such optionee's death or the close of business on the date of expiry of the option. Historically, options have been granted with a seven year exercise period, vesting as to 25% one year after the date of the grant and an additional 25% of the options per year over the following three years.

OPTION GRANTS TO NAMED EXECUTIVE OFFICERS

Table 5 shows stock grants made to the Named Executive Officers under the Company's Plan during the year ended June 30, 2002.

Table 5: Option Grants To Named Executive Officers During the Financial Year Ended June 30, 2002					
Name	Securities *Under* Options Granted (#)	% of Total *Options* Granted to Employees in Fiscal 2002	Exercise *or Base* Price ($/Common Share)	Market Value of *Securities* Underlying Options on the Date of Grant ($/Common Share)	Expiration Date
ARUN MENAWAT President and Chief Operating Officer	238,000	61.0%	$2.00	$2.00	August 12, 2006
FRASER SINCLAIR Chief Financial Officer and Corporate Secretary	75,000	19.2%	$1.70	$1.70	July 4, 2006
MARCEL SWENNENHUIS Vice President, European Operations	18,750	4.8%	$1.70	$1.70	February 14, 2007

Exercise of options

Table 6 shows, for each Named Executive Officer, (i) the number of common shares of the Company acquired through the exercise of stock options during the year ended June 30, 2002, (ii) the aggregate value realized upon exercise, and (iii) the number of common shares of the Company covered by unexercised options under the Plan as at June 30, 2002. Value realized is the difference between the market value of the Company's common shares on the exercise date, and the exercise price of the option.

Value of unexercised in-the-money options at financial year end is the difference between the exercise price of the options and the market value of the Company common shares on June 30, 2002 which was $1.40 per common share.

Table 6: Aggregate Option Exercises During the Most Recently completed Financial Year and Financial Year End Option Values						
Name and Principal Position	Common Shares, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at June 30, 2002 (#)		Value of Unexercised In-The-Money Options at June 30, 2002 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
MICHAEL GREENBERG Chairman and Chief Executive Officer (1)	Nil	Nil	255,933	134,067	Nil	Nil
ARUN MENAWAT President and Chief Operating Officer	Nil	Nil	75,833	287,167	Nil	Nil
SHLOMIT DEKEL Vice President and General Manager, Engineering Services and Navigation	Nil	Nil	97,010	35,750	Nil	Nil
FRASER SINCLAIR Chief Financial Officer and Corporate Secretary	Nil	Nil	Nil	75,000	Nil	Nil
MARCEL SWENNENHUIS Vice President, European Operations	Nil	Nil	1,563	23,437	Nil	Nil

Note:
(1) Effective September 12, 2002, Michael Greenberg resigned as Chairman and Chief Executive Officer of the Company.

ORGANIZATION DYNAMICS COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following report for the year ended June 30, 2002 was prepared by the then members of the Organization Dynamics Committee, Peter Cooper (Chair), William Breukelman and Bernard Gordon. The Committee met seven times during the year. The Committee's recommendations were approved by the Board of Directors.

The Company's "Total Rewards Strategy" was adopted in 1999, and directly affects executive compensation. The overall objectives of the Company's compensation policy are:

1. To provide fair and competitive compensation.
2. To ensure compensation policies help achieve the Company's business plans.
3. To align the interests of employees with those of shareholders.

The "Total Rewards Strategy" recognizes the importance of indirect financial rewards and the quality of the work environment as well as direct financial compensation. The strategy calls for the Company to be competitive in the marketplaces from which it attracts talent and to provide clear and comprehensive communications about rewards programs to employees, shareholders and customers. In addition to motivating performance, the Company's compensation policy is designed to attract and retain a highly qualified and motivated work force, which is critical to the success of the Company.

Prior to the end of fiscal year 2002 the Organization Dynamics Committee requested a review of the "Total Rewards Strategy" with a view to increasing the overall emphasis on performance-based rewards – both cash and options - and to tying these more directly to earnings. This review is still in process and will not result in changes to the Company's compensation policy until fiscal year 2003. The relative emphasis of the Company's compensation policy to date has been on cash compensation.

Under the existing Strategy, executive officers are offered base salaries with an incentive component linked to performance. All employees, at the professional levels, including the executive officers, are eligible to participate in the Company's long-term Stock Option Plan and/or restricted share grant programs. The purpose of the Plan is to provide an incentive to help maximize the growth and development of the Company. Prior to granting of new options to all employees, the Board considers all the relevant factors consistent with its compensation policy, including without limitation, the individual's performance and, from the corporate perspective, the amount and terms of outstanding options at the time. The Board adheres to broad guidelines in approving the number of options granted, based upon executive or management seniority in the organization and individual executive performance. The number of options held by the executive is also taken into account.

As Chief Executive Officer, Mr. Greenberg's base salary was reviewed annually by the Organization Dynamics Committee. In assessing Mr. Greenberg's compensation level, performance was the first consideration, followed by a comparison of his compensation against market practice. During the fiscal year 2002, pursuant to the Incentive Retention Agreement the Company entered into with Mr. Greenberg (See "Termination of Employment, Change in Responsibilities and Employment Contract" on page 13), he was eligible to earn a one-time incentive bonus amount of $353,000 if certain conditions were met. The Company entered into the Incentive Retention Agreement with Mr. Greenberg at the time when the Company was in urgent need of financing, and the then Committee and the Board felt that, under the circumstances, it was more appropriate to provide Mr. Greenberg with such incentive rather than proceed to sign a more comprehensive employment agreement under consideration at the time. It was also felt that it was critical for the Company to demonstrate to potential investors or acquirers that leadership had been secured, at least in the short term, by contract. The Board has set aside a provision for, but has not paid, the bonus amount. The Company subsequently entered into an agreement in principle with Mr. Greenberg with respect to his severance arrangements, which agreement remains subject to the Company and Mr. Greenberg entering into a formal settlement agreement. For a summary of the agreement in principle, see "Termination of Employment, Change in Responsibilities and Employment Contracts" on page 13.

An executive officer's base salary was determined by an assessment of such executive's performance as well as consideration of competitive compensation levels. Option grants are made to an executive following an assessment by the Board of that person's performance and relative seniority. In hiring new executives the Board, in its discretion, approves initial options grants based on the broad internal guidelines for similar levels of seniority in the Company and on relevant competitive practice. It has been the Company's policy not to link the granting of options with the Company's ability to meet its performance targets or other corporate performance criteria.

Annual incentive bonuses for executive officers reflect the Company's financial and operating performance and goals specified by the Board in executive performance contracts. Specific operating income targets for the Company and each division are approved at the start of each fiscal year by the Board of Directors and form one of the bases for annual incentive bonuses, along with personal contributions. Incentives are payable only when the company achieves or exceeds its earnings targets. Determination of individual incentive payments to each executive is then based upon that executive's relative contribution and upon meeting specific personal objectives.

No Executive bonuses were payable in fiscal year 2002, since the Company failed to meet earnings targets. New targets have been set for fiscal year 2003 and the Company is working to achieve these.

Report Submitted by the Organization Dynamics Committee as constituted on June 30, 2002.

Peter Cooper, (Chair), William Breukelman, Bernard Gordon

SHARE PERFORMANCE GRAPH

The following line graph compares the return of the common shares with the return of the S&P/TSX Composite Index for the five most recently completed fiscal years.

Five Year Return on $100 Investment (1)


Cedara
S&P/TSX Composite Index
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1997
1998
1999
2000
2001
2002

(1) Assumes that the initial value of the investment on the TSX in the Company's common shares and in the S&P/TSX Composite Index was $100 on June 30, 1997, and that all dividends were reinvested.

Year June 30	1997	1998	1999	2000	2001	2002
S&P/TSX Composite Index	$100.00	$114.43	$108.89	$158.37	$120.17	$111.00
Cedara Software Corp.	$100.00	$86.75	$138.55	$180.72	$41.45	$33.73

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, or in another circular of the Company, no insider of the Company, which includes its directors and senior officers, has any interest in any material transaction involving the Company. On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation at $2.96 per share for net proceeds of $11.8 million. On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic Corporation at $2.35 per share for a net proceeds of $1.4 million. Analogic currently holds approximately 19 percent of the issued and outstanding common shares of the Company on a non-diluted basis. In addition to the $13.2 million equity investment Analogic also agreed to guarantee the Company's $9.0 million bank operating line by way of a letter of credit issued to the Company's senior lender. Subsequent to the year-end, Analogic agreed to increase the letter of credit that fully guarantees the Company's bank line by $3.0 million, which, subject to bank approval, would increase the Company's available borrowing capacity under the current operating line to $12.0 million. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003.

Along with the $3.0 million increase, Analogic has agreed to make available an additional $2.0 million of financing if required by the Company.

Director Ram Ramkumar owns Anur Investments Ltd., which in turn, holds a $150,000 unsecured subordinated convertible debenture of the Company.

CORPORATE GOVERNANCE

The Toronto Stock Exchange Company Manual sets out a series of guidelines for effective corporate governance (the "Guidelines"). These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance. The Company's approach to corporate governance is described below.

The Guidelines focus to a significant extent on the make up and independence of corporate boards. An "unrelated" director under the Guidelines is a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the Guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management. An informal distinction is made between inside and outside directors. An inside director is a director who is an officer or employee of the Company or any of its affiliates.

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they continue to be appropriate. On November 7, 2001, the Board of Directors resolved to streamline the committees the Board then had by combining the functions of the Audit Committee and the Governance Committee to form the Audit and Corporate Governance Committee. The role of the Organization Dynamics Committee was also redefined and the Board as a whole assumed the role previously held by the Value Creation Committee.

The Board has considered the guidelines for corporate governance adopted by the TSX and below is a table setting out the Guidelines and commentary concerning the extent to which the Company conforms with Guidelines.

	TSX Corporate Governance Guidelines	Does the Company Comply?	Company Practice
1.	Board should explicitly assume responsibility for stewardship of the Company, and specifically for:		
	(a) Adoption of a strategic planning process;	Yes.	The Board annually participates in strategic planning as the acceptor/adoptor of the strategic plans proposed by management. The strategic planning process has been the responsibility of management. The Board will continue to review the Company's strategic plan on an annual basis.
	(b) Identification of principal risks of the Company's business and ensure the implementation of appropriate risk-management systems;	Yes.	The Board, on an annual basis, considers the principal risks of the Company's business and receives reports of management's assessment and management of those risks. The Board evaluates, and proposes, actions to mitigate these risks.
	(c) Succession planning and monitoring senior management;	Yes.	It is the mandate of the Organization Dynamics Committee to review organizational design and senior management's compensation and make recommendations to the full Board with respect to the compensation of the Chief Executive Officer. Succession planning and monitoring senior management is the mandate of the Organization Dynamics Committee.
	(d) Communications policy; and	Yes.	The Board has put structures in place to ensure effective communication between the Company, its stakeholders and the public. The Board evaluates its communications effectiveness from time to time.
	(e) Integrity of internal control and management systems.	Yes.	The Board directly, and through its Audit and Corporate Governance Committee, assesses the integrity of, and confirms compliance with, the Company's internal control, financial policies and management information systems.
2.	Majority of directors should be "unrelated".	Yes.	Michael Greenberg (Former Chairman & Chief Executive Officer) and Arun Menawat (President and Chief Operating Officer) were the only Board members who were related.
3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes.	Michael Greenberg (Former Chairman & Chief Executive Officer) and Arun Menawat (President and Chief Operating Officer) were the only Board members who were related.

	TSX Corporate Governance Guidelines	Does the Company Comply?	Company Practice
			None of the other Directors of the Company has any interest in, business or other relationship with the Company that, in the Board's opinion, materially interferes with that person's ability to act in the best interests of the Company, and none of them receives remuneration in excess of the stated director's fees.
4.	Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	Yes.	The Organization Dynamics Committee is responsible for, among other things, recommending candidates for the Board and annually reviewing credentials of nominees for re-election.
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes.	The Audit and Corporate Governance Committee is responsible for this process.
6.	Provide orientation and education programs for new directors.	Yes.	The Audit and Corporate Governance Committee is responsible for this process.
7.	Examining the size of the Board with a view to effectiveness and to consider reducing the size of the Board.	Yes.	A Board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors in the range as presently constituted is appropriate for a company of the size and complexity of the Company. The Audit and Corporate Governance Committee is responsible for this process.
8.	Review compensation of directors in light of risks and responsibilities.	Yes.	The Board periodically reviews the adequacy and form of compensation of directors. The Organization Dynamics Committee is responsible for this process.
9.	(a) Committees should generally be composed of non-management directors; and	Yes.	
	(b) A majority of committee members should be unrelated.	Yes.	

	TSX Corporate Governance Guidelines	Does the Company Comply?	Company Practice
10.	Appoint a separate committee responsible for the approach to corporate governance issues.	Yes.	The Audit and Corporate Governance Committee has this responsibility.
11.	Define limits to management's responsibilities by developing mandates for:		
	(a) The Board; and	Yes.	The Board has the overall responsibility for supervising management of the affairs of the Company, and to do so in the best interest of the shareholders. The Board delegates its authority as appropriate to the Audit & Corporate Governance Committee, the Organization Dynamics Committee, or any director or officer of the Company.
	(b) The Chief Executive Officer.	Yes.	The Board has approved a mandate for the Chief Executive Officer.
12.	Establish procedures to enable the Board to function independently of management.	Yes.	The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Board meets independently of management where required but not less than once a year and time is reserved during each scheduled Board meeting for an unrelated directors only discussion. To ensure the Board can function independently of management, the Board has created an Audit and Corporate Governance Committee.
13.	(a) Establish an Audit Committee with a specifically defined mandate.	Yes.	
	(b) All members of the Audit Committee should be non-management directors.	Yes.	
14.	Implement a system to enable individual directors to engage outside advisors, at the Company's expense.	Yes	Individual directors can engage outside advisors with the authorization of any Board committee.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

DATED at Mississauga, Ontario as of the 28th day of October, 2002.

BY ORDER OF THE BOARD

Fraser Sinclair
Chief Financial Officer and
Corporate Secretary

CEDARA™

Software with Vision

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Financials

The document contained herein, contains the complete Management Discussion and Analysis, Consolidated Financial Statements and accompanying Notes. Should this document be absent, please contact us immediately for a copy.

Cedara Software Corp., 6509 Airport Road,
Mississauga, ON L4V 1S7
Phone 905-672-2100 or 1-800-724-5970
email info@cedara.com
www.cedara.com

CEDARA™

Forward-Looking Statements

Certain statements contained in this annual report constitute forward-looking statements. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipate, intend, believe, estimate, forecast and expect" and similar words. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and assumptions that have been made. Important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include: adverse consequences of financial leverage; ability to service debt; continued acceptance of Cedara's products; intense competition; rapid technological change; dependence on key personnel; dependence on intellectual property rights; risks relating to product defects and product liability; risks related to international operations; and other risks detailed from time to time in other continuous disclosure filings of the Company. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.

CEDARA™

Software with Vision

6509 Airport Road, Mississauga, ON L4V 1S7
Phone 905-672-2100 or 1-800-724-5970

www.cedara.com